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SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

Information Resources, Inc.
(Name of Subject Company)

Information Resources, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(and Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

456905108
(CUSIP Number of Class of Securities)

Monica M. Weed
Executive Vice President and General Counsel
Information Resources, Inc.
150 North Clinton Street
Chicago, Illinois 60661
(312) 726-1221
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Terrence R. Brady
Leland E. Hutchinson
Winston & Strawn
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

        The name of the subject company is Information Resources, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 150 North Clinton Street, Chicago, Illinois 60661, and its telephone number is (312) 726-1221.

Securities.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the common stock, par value $0.01 per share, of the Company (the "Company Common Stock"), together with the associated Preferred Share Purchase Rights (the "Company Rights") issued pursuant to the Rights Agreement, as amended and restated as of October 27, 1997, and as further amended as of June 29, 2003 and September 7, 2003, between the Company and Harris Trust and Savings Bank, as Rights Agent. Unless the context requires otherwise, references in this Statement to the Company Common Stock shall include the Company Rights. As of September 4, 2003, there were 30,280,639 shares of the Company Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

        The name, business address and business telephone number of the Company, which is the subject company and the filing person, are set forth in Item 1 above, which information is incorporated into this Item 2 by reference. The Company's website address is www.infores.com. The information contained on the Company's website is not, and should not be considered to be, a part of this Statement.

Tender Offer.

        This Statement relates to the tender offer by Gingko Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Gingko Corporation, a Delaware corporation ("Parent") formed by Symphony Technology II-A, L.P., a Delaware limited partnership ("Symphony"), and affiliates of Tennenbaum & Co., LLC, a Delaware limited liability company ("Tennenbaum"), to purchase each outstanding share of Company Common Stock for (i) one registered and transferable contingent value right certificate ("CVR Certificate"), as more fully described below, and (ii) $3.30, net to the seller in cash, without interest (such cash per share price, or any greater amount paid per share of Company Common Stock pursuant to the Offer (as defined below), the "Cash Consideration"), on the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2003, of Purchaser (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(3) hereto, respectively, and are incorporated herein by reference in their entirety.

        Each CVR Certificate shall represent the contingent right to receive an amount of cash equal to the CVR Payment Amount (as defined in the Contingent Value Rights Agreement to be entered into by and among the Company, Parent, Purchaser and the Rights Agents (as defined therein) (the "CVR Agreement"), the form of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference in its entirety). The summary of the terms of the CVR Certificates and of the CVR Agreement contained in the Offer to Purchase under "The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust" is incorporated herein by reference. Such summary is qualified in its entirety by reference to the CVR Agreement and to the amended and restated declaration of trust (the "Declaration of Trust") of Information Resources, Inc. Litigation Contingent Payment Rights Trust (the "Trust"), the form of which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

        The Offer is described in a Tender Offer Statement on Schedule TO, dated September 8, 2003 (the "Schedule TO"), which was filed by Parent, Purchaser, Symphony and Tennenbaum with the Securities and Exchange Commission on September 8, 2003. Parent and Purchaser have represented to the Company that neither Parent nor any of its subsidiaries (including Purchaser) beneficially own any shares of the Company Common Stock.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 7, 2003 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. Following the completion of the Offer and the satisfaction or waiver of the conditions of the Offer, it is proposed that Purchaser shall merge with and into the Company (the "Merger"), with the Company as the surviving corporation. Pursuant to the Merger, each outstanding share of the Company Common Stock (other than shares held by (i) the Company (as treasury stock), (ii) Parent, Purchaser or any of their respective subsidiaries and (iii) stockholders who are entitled to demand and who do in fact properly demand appraisal of such shares, pursuant to, and who comply in all respects with, the provisions of Section 262 of the Delaware General Corporation Law (the "DGCL")) shall be converted into the right to receive the per share Cash Consideration and one CVR Certificate (such per share Cash Consideration and CVR Certificate are referred to herein together as the "Merger Consideration") per share of Company Common Stock. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference in its entirety.

        According to the Schedule TO, the principal executive offices of Parent, Purchaser and Symphony are located at 4015 Miranda Avenue, 2nd Floor, Palo Alto, California 94304, and the principal executive offices of Tennenbaum are located at 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025. All information in this Statement or incorporated by reference herein concerning Parent, Purchaser or any of their affiliates, or actions or events in respect of either of them, has been provided by Parent or Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

        The Company previously filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission on July 14, 2003 in response to the tender offer (the "Prior Offer") disclosed in a Tender Offer Statement on Schedule TO, dated July 14, 2003, filed by Parent, Purchaser, Symphony and Tennenbaum with the Securities and Exchange Commission on July 14, 2003 (the "Prior Schedule TO"). The termination of the Prior Offer was announced on September 8, 2003 in the manner and for the reasons discussed below under "Item 4 —The Solicitation or Recommendation—Background of the Merger." The Offer identified above and described elsewhere in this Statement replaces the Prior Offer. The Prior Schedule TO does not contain a description of the Offer identified above and described elsewhere in this Statement.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

        Except as described in this Statement or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (a) its executive officers, directors or affiliates or (b) Purchaser or any of its executive officers, directors or affiliates.

Arrangements Between the Company and its Executive Officers, Directors and Affiliates.

        Information concerning the actual or potential conflicts of interest involving the Company and its executive officers, directors and affiliates is set forth in the Company's definitive Proxy Statement for its Annual Meeting of Stockholders dated April 16, 2003 under the captions "Executive Compensation" and "Ownership of Securities." A copy of the relevant information from such Proxy Statement is filed as part of Annex B hereto and is incorporated herein by reference. The information so incorporated by reference from Annex B is considered to be a part of this Statement, except for any information that is superceded by information included directly in this Statement.

Certain Agreements with Company Officers.

        In addition to the employment agreements with the five executive officers of the Company (including the Company's Chief Executive Officer) described above in the information incorporated by reference from Annex B under "Employment Agreements," the Company has entered into employment agreements with nine of its other executive officers (the "Employment Agreements") and severance protection agreements with 19 of its key employees (the "Severance Protection Agreements").

        The Employment Agreements provide that if the Company terminates the employment of the executive for cause, the Company shall have no further liability to the executive except for accrued salary and other compensation owed to the executive at the time of termination. If the Company terminates the employment of the executive other than for cause or disability and except in the case of a Change in Control, the executive is entitled to receive: (i) his/her base salary for a period of 12 months following the termination date; (ii) a prorated bonus for the year in which the termination occurs based upon the executive's targeted bonus amount for that year; (iii) continuation of the medical, dental, hospitalization, prescription drug and life insurance coverage and benefits provided to the executive immediately prior to the date of termination for a 12-month period after the termination date; (iv) continued vesting of all unvested stock options during this 12-month period; and (v) reimbursement of executive outplacement services for up to one year, not to exceed $20,000.

        Under the Employment Agreements, if the executive's employment with the Company is terminated within 24 months following a Change in Control (as defined below) either by the Company without cause or by the executive for good reason (each, as defined in the agreement), the executive is entitled to receive: (i) all accrued compensation and a pro-rata bonus, (ii) as severance pay, and in lieu of any further compensation, an amount equal to two times the sum of (A) the executive's base salary (at the rate in effect on the date of termination or, if greater, at the rate in effect immediately prior to the Change in Control), and (B) the greater of the highest bonus amount paid or payable to the executive in any of the three full fiscal years of the Company immediately preceding the date of termination or the executive's targeted bonus amount for the year in which the date of termination occurs payable in 24 equal monthly installments commencing on the first day of the calendar month after the termination date; (iii) continuation of the medical, dental, hospitalization, prescription drug and life insurance coverage and benefits provided to the executive immediately prior to the Change in Control for a 24-month period after the termination of the executive's employment; (iv) immediate vesting of all unvested stock options and continued exercisability for all stock options during this 24-month period unless the options sooner expire by their terms; (v) reimbursement of executive outplacement services for up to one year, not to exceed $20,000; and (vi) within 10 days after the date of termination, an amount in a single cash payment equal to two times the amount of the Company matching contribution payable on the executive's behalf to the Company's 401(k) Retirement Savings Plan (or its U.K. equivalent for U.K. employees) in respect of the most recently completed plan year.

        The Severance Protection Agreements provide that if the executive's employment with the Company is terminated within 12 months following a Change in Control (as defined below) either by the Company without cause or by the executive for good reason (each, as defined in the agreements), the executive is entitled to receive: (i) all accrued compensation and a pro-rata bonus; (ii) as severance pay, and in lieu of any further compensation, an amount equal to the sum of (a) the executive's base salary (at the rate in effect on the date of termination or, if greater, at the rate in effect immediately prior to the Change in Control) and (b) the greater of the highest annual bonus amount paid or payable to the executive in any of the three full fiscal years of the Company immediately preceding the date of termination or the executive's targeted bonus amount for the year in which the date of termination occurs, payable in 12 equal monthly installments commencing on the first day of the calendar month after the termination date; (iii) continuation of the medical, dental, hospitalization, prescription drug and life insurance coverage and benefits provided to the executive immediately prior to the Change in Control for a 12-month period after the termination of the executive's employment; (iv) immediate vesting of all unvested stock options and continued exercisability for all stock options during this 12-month period unless the options sooner expire by their terms; (v) reimbursement of executive outplacement services for up to six months, not to exceed $12,000; and (vi) within 10 days after the date of termination, an amount in a single cash payment equal to the amount of the Company matching contribution made on the executive's behalf to the 401(k) Retirement Savings Plan (or its U.K. equivalent for U.K. employees) in respect of the most recently completed plan year.

        Under the terms of the Severance Protection Agreements and Employment Agreements, if (a) the Company terminates the employment of the executive without cause within six months prior to a Change of Control, or (b) at any time prior to a Change in Control, the Company terminates the employment of the executive and the executive demonstrates that such termination (1) was at the request of a third party who indicated an intention or has taken steps to effect a Change in Control or (2) otherwise arose in connection with or in anticipation of a threatened or proposed Change in Control, then such termination of the employment of the executive shall be deemed to have occurred after a Change in Control, provided the Change in Control actually occurred.

        "Change in Control" under the Severance Protection Agreements and Employment Agreements includes, among other transactions, the occurrence of the following events, subject to certain exceptions: (1) an acquisition of any voting securities of the Company by any person immediately after which such person is or becomes the beneficial owner (directly or indirectly) of securities representing 30% or more of the total voting power of the Company's then outstanding voting securities; or (2) the individuals who are members of the Board of Directors as of the date of the applicable agreement cease for any reason to constitute at least a majority of the Board of Directors, or following a merger that results in the Company being owned by a parent company, the board of directors of the ultimate parent company.

        In addition, under the Severance Protection Agreements and the Employment Agreements, as well as those agreements with the five executive officers of the Company described in the information incorporated by reference from Annex B, if any of the payments provided for under the agreements are subject to excise tax under Section 4999 of the Internal Revenue Code, the Company will provide the executive with a tax gross-up to compensate for any excise tax due on such amounts (provided that if the payments can be reduced by $50,000 or less and eliminate the excise tax, the payments will be so reduced and no gross-up will be provided). At its May 19, 2000 meeting, in connection with its adoption of the Severance Protection Agreements and Employment Agreements, the Board of Directors also adopted a resolution approving any necessary changes to the employment agreement with Joseph P. Durrett, the Company's Chairman, Chief Executive Officer and President, to conform the change of control protections contained in that contract with those set forth in the Employment Agreements. Thereafter it was discovered that Mr. Durrett's employment agreement did not in fact contain the tax gross up provision. However, the Company inadvertently failed to formalize its agreement to amend Mr. Durrett's employment agreement to reflect the tax gross up provision previously approved. Once this oversight was discovered, the Company and Mr. Durrett, with the Board of Directors' approval, agreed to amend Mr. Durrett's employment agreement. The amendment to Mr. Durrett's employment agreement is filed as Exhibit (e)(11) to this Statement.

        Forms of the Severance Protection Agreement and the Employment Agreement are filed as Exhibits (e)(7) and (e)(8) hereto, respectively, and are incorporated herein by reference in its entirety.

A copy of the amendment to Mr. Durrett's employment agreement is filed as Exhibit (e)(11) hereto and is incorporated herein by reference in its entirety.

Indemnification of Company Directors and Officers.

        The Company's Certificate of Incorporation, as amended (the "Charter"), provides that, to the fullest extent permitted under the DGCL, any director of the Company will not be personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director; except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (relating to liability of directors for certain unlawful dividend payments and stock repurchases); or (iv) for any transaction from which the director derived any improper personal benefit. The Company's Charter also provides that, to the fullest extent permitted under the DGCL, the Company will indemnify its directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding in which such person was or is party or is threatened to be made a party by reason of the fact that such person is or was a director or officer of the Company.

        The Company's By-Laws, as amended (the "Bylaws"), provide that the Company will indemnify its directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Bylaws also provide that the Company may advance expenses (including attorneys' fees) incurred by a director or officer of the Company in defending any action, suit or proceeding, subject to a repayment obligation of such director or officer in the event it is subsequently determined such person was not entitled to indemnification under the Bylaws. The Company maintains an insurance policy covering officers and directors to cover any claims made against them for wrongful acts that they may otherwise be required to pay or for which the Company is required to indemnify them, subject to certain exclusions.

        The Company has also entered into directorship and officership agreements with all of its directors and certain of its officers of the Company in addition to the indemnification provided for in the Charter and Bylaws. These agreements, among other things, provide for indemnification of the directors and officers for expenses, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his services as a director or officer or at the Company's request. The Company believes that these provisions and agreements are necessary to attract and retain qualified people as directors and officers. The forms of directorship and officership agreements are filed as Exhibits (e)(9) and (e)(10) hereto, respectively, and are incorporated herein by reference in their entirety.

The Merger Agreement.

        The summary of the Merger Agreement and the description of the conditions of the Offer contained in the Offer to Purchase under "The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust" and "The Offer—Section 14—Conditions of the Offer" are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Treatment of Stock Options and Restricted Stock under the Merger Agreement.

        The Merger Agreement provides that, at the effective time of the Merger, the holder of each outstanding and unexercised option to purchase shares of Company Common Stock granted under any of the Company's Amended and Restated 1992 Stock Option Plan, Amended and Restated 1992 Executive Stock Option Plan, 1984 Non-Qualified Stock Option Plan and Amended and Restated 1994 Employee Nonqualified Stock Option Plan (each, a "Company Option"), whether or not exercisable or vested, shall be entitled to receive, in full satisfaction of such Company Option, (i) cash in an amount equal to the product of (A) the excess, if any, of the Cash Consideration over the exercise price per share of the Company Option and (B) the number of shares of Company Common Stock subject to such Company Option and (ii) if cash is payable for such Company Option in accordance with the foregoing formula, one CVR Certificate per share of Company Common Stock subject to such Company Option.

        The Merger Agreement also provides that, at the effective time of the Merger, the holder of any restricted shares of Company Common Stock awarded pursuant to the Company's Nonqualified Defined Contribution Plan or any individual employment agreement which are outstanding immediately prior to the effective time (collectively, the "Restricted Shares") shall be entitled to the right to receive the Merger Consideration for each such Restricted Share.

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board of Directors.

        During a telephonic meeting held on September 6, 2003, the Company's Board of Directors (the "Board of Directors") by unanimous vote approved the Merger Agreement, the CVR Agreement, the Declaration of Trust and the transactions contemplated thereby, including the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, the CVR Agreement and the Declaration of Trust, including the Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, and are fair to the Company's stockholders. THE BOARD OF DIRECTORS RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMPANY COMMON STOCK PURSUANT TO THE OFFER.

        A letter to the Company's stockholders communicating the Board of Directors' recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits (a)(4) and (a)(7), respectively, and are incorporated herein by reference.

Background of the Merger.

        In connection with reviewing and revising the Company's business plan, the Board of Directors has from time to time reviewed and considered certain strategic alternatives for the Company. On February 15, 2001, in response to an unsolicited indication of interest from a third party to acquire the Company and in light of market developments, including the proposed merger of The A.C. Nielsen Co. ("Nielsen") with VNU, N.V., the Board of Directors engaged a financial advisor to assist the Board of Directors in exploring the Company's strategic alternatives, including the possible sale of the Company. At the time of this engagement the Company Common Stock was trading at approximately $5.50 per share, near its then-historic lows.

        In the course of its engagement, the financial advisor and the Company's management and Board of Directors contacted approximately 15 parties. The ensuing discussions resulted in five signed confidentiality agreements, senior-level meetings with three parties and detailed discussions with one party that resulted in a preliminary indication of interest. In May 2001, the party providing the preliminary indication of interest proposed either to acquire the entire Company for $7 to $9 per share, or to acquire a minority stake in the Company for $8 to $10 per share. The Company Common Stock was trading at approximately $9 per share at this time. The party later revised its indication of interest to acquire a minority interest at an unspecified price. The Company decided to terminate discussions because the party was interested only in acquiring a minority interest at a discount to current market prices and the Board of Directors believed that having this party as a minority partner could limit other value maximizing opportunities in the future. By October 2001, the price of the Company Common Stock had risen to $10.34 per share, due in part to improved operating results. The Board of Directors determined that none of the alternatives explored with its financial advisor was preferable to maintaining operations on a stand-alone basis. Accordingly, the Board of Directors terminated the engagement with the financial advisor effective as of April 30, 2002.

        During the period from November 2001 to December 2002, the Company concentrated on executing its business plan. As a result of the impact of what the Company believes to have been anti-competitive behavior by Nielsen, the Company continues to face a number of challenges, including challenges to its ability to respond to trends in the consumer packaged goods industry and general economic conditions. Specifically, increasing customer consolidation among consumer packaged goods manufacturers has caused the overall market for retail tracking services to contract. In addition, retail tracking services offered by the Company and its competitors, particularly in the U.S., began to cover less of the total marketplace than in prior years as a result of the decision by Wal-Mart in May of 2001 to discontinue providing its point-of-sale data to third party data suppliers, including the Company and Nielsen, and the emergence and growth of new channels of trade that do not release point-of-sale data for inclusion in retail tracking services. During this period, the Company also experienced increased losses from its German operations as a result of difficulties experienced by the Company's German subsidiary in transitioning German production to the U.S. and transitioning its German customers to a new scan-based service. As a result of these events, the Company reported lower earnings in 2002 than in 2001. The per share price of the Company Common Stock decreased from $7.30 on November 1, 2001 to $3.16 on December 9, 2002.

        Following three years of cost reduction initiatives and in an effort to better align costs with revenues, on December 10, 2002 the Company announced further plans to eliminate approximately 5% of its total workforce in the U.S. and Europe. On December 13, 2002, the Company announced that it had been informed by Procter & Gamble that it decided not to renew its U.S. retail tracking business with the Company. The price per share of the Company Common Stock dropped from a closing price of $3.00 on December 12, 2002 to $1.55 the following week. The Board of Directors and the management of the Company engaged in a review of the retail tracking business to assure that the business could be carried forward effectively following the loss of this major customer, particularly in light of the high fixed-cost nature of the Company's business and ongoing capital requirements. At the same time, the Board of Directors considered it prudent to continue its ongoing review of the strategic alternatives that were open to the Company, including remaining independent and engaging in further restructuring activities, seeking additional funds in the capital markets or through private investment, selling some of the assets or businesses of the Company, or selling the entire enterprise.

        In late July 2002 and in mid-September 2002, the Company and William Blair & Company, L.L.C. ("William Blair") met to discuss various financing alternatives. The Company and William Blair informally continued these discussions through the fall of 2002. In light of the developments in the Company's business described above and the risks that these developments posed to the Company's business, the Board of Directors authorized the Company to enter into a formal engagement letter with William Blair to assist the Company in exploring a broader range of strategic alternatives effective as of January 3, 2003.

        In early February 2003, William Chisholm from Symphony contacted the Company's Chief Financial Officer, Andrew Balbirer, to initiate discussions with respect to a potential transaction involving Symphony and the Company. On February 18, 2003, members of senior management from Symphony and the Company held a telephonic meeting during which they discussed a potential transaction involving the two entities. On February 19, 2003, Symphony signed a confidentiality agreement with the Company. Representatives from Symphony, the Company and William Blair met on March 4, 2003 to discuss a possible transaction. At the March 4, 2003 meeting, Symphony indicated a desire to explore a transaction with the Company on an exclusive basis. However, in light of the strategic alternatives review process underway, the Board of Directors and Company management rejected Symphony's request, but encouraged Symphony to proceed as part of the Company's strategic alternatives review process.

        The Company publicly announced the engagement of William Blair on February 26, 2003. In the course of its engagement, William Blair contacted, or was contacted by, 85 parties (including 40 strategic parties, 42 financial parties and three former industry executives), 46 of whom signed confidentiality agreements with the Company and received the Company's descriptive memorandum. The Company and William Blair asked the parties to submit written, non-binding indications of interest with respect to a possible transaction with the Company by April 10, 2003. In response, William Blair received non-binding preliminary indications of interest from 20 parties. The Board of Directors reviewed these initial indications of interest at a telephonic meeting held on April 15, 2003. Fifteen parties, with indications of interest ranging in value from $40 million to $210 million, proposed to acquire the whole Company prior to conducting a detailed due diligence investigation of the Company's business. None of the initial indications of interest for the entire Company contemplated any sharing with the Company's existing stockholders of the potential recovery from the lawsuit filed by the Company against The Dun & Bradstreet Corp., Nielsen and IMS International, Inc. (the "Defendants") in the United States District Court for the Southern District of New York entitled Information Resources, Inc. v. The Dun & Bradstreet Corp., et al. No. 96 CIV. 5716 (the "Lawsuit") (as described in more detail below). Five parties, with indications of interest ranging in value from $40 million to $80 million, proposed to acquire the Company's Panel and Testing business line only.

        During the April 15, 2003 meeting, the Board of Directors also reviewed certain other strategic alternatives that were available to the Company. As of April 15, 2003, the Company's market capitalization was approximately $35 million. The Board of Directors determined that, given market conditions and the Company's existing market capitalization, capital structure and financial performance, obtaining additional funds in the capital markets or through private investment would be highly dilutive and as such was not in the best interests of the Company's stockholders. The Board of Directors further determined that, as a result of the potential complications in separating business divisions, a sale of the entire Company was preferable to a sale of individual business lines. Nevertheless, the Board of Directors decided to continue its dialogue with the highest bidder interested in acquiring only the Company's Panel and Testing business to keep the Company's options open and maintain its flexibility in the strategic alternatives review process.

        During its deliberations at the April 15, 2003 meeting, the Board of Directors also determined that, unless the purchase price included significant value for the Lawsuit, any transaction involving the sale of the Company would need to be structured so that the existing stockholders would retain a right to all or a portion of any proceeds from the Lawsuit. The Board of Directors believed that, until the ultimate amount of the recovery in the Lawsuit was finally adjudicated, such recovery would likely be undervalued by third parties as a result of uncertainty as to amount and timing of a jury award, if any, the third parties' lack of knowledge of the full merits of the Company's claims and the inability of third parties to review much of the evidence in the Lawsuit due to applicable protective orders. In addition, the Board of Directors believed that, while neither the Company nor any purchaser could determine the value of any potential recovery, the Lawsuit nonetheless constituted a potentially valuable asset of the Company.

        On April 23, 2003, the Company reported its results for the first quarter ended March 31, 2003. The price per share of the Company Common Stock increased from $1.36 to $1.55 per share the following day. On April 29, 2003, the U.S. District Court issued two rulings related to the Lawsuit that were favorable to the Company. The price per share of the Company Common Stock increased from $1.56 on April 29, 2003 to $2.35 on April 30, 2003 following announcement of the favorable rulings.

        In response to the initial indications of interest described above, the Company and William Blair invited ten parties to meet individually with the Company's management and to participate in follow-up conference calls with management to clarify the information provided to them and ask additional questions. Two of the parties invited to these meetings, including the highest bidder at the initial stage, declined to participate. These meetings began on April 29, 2003 and concluded on May 8, 2003. During each of these meetings, the Company's management provided the parties with a detailed overview of its business and presented certain additional information on the Lawsuit consistent with applicable protective orders.

        In early May 2003, the Company's management and William Blair invited the parties to participate in follow-up diligence calls with respect to the Company's business. Four parties requested these follow-up conference calls, including Symphony. After this additional diligence, William Blair asked the eight parties that met with management to submit revised indications of interest by May 12, 2003. The revised indications of interest were required to include the following information: an indication of value for the Company including the Lawsuit, an indication of value ascribed specifically to the Lawsuit and a mark-up of the deal protection, conditions to closing and termination provisions included in a draft merger agreement furnished by the Company. William Blair informed the parties that the Board of Directors was very focused on maximizing the overall value of any transaction, including maximizing the participation by the existing Company stockholders in any recovery from the Lawsuit.

        On May 13, 2003, the Board of Directors held a telephonic meeting with its legal and financial advisors and with the Company's trial counsel in the Lawsuit. The Board of Directors reviewed the history and status of the Lawsuit and the relative benefits of potential mechanisms for sharing any Lawsuit proceeds.

        At meetings held on May 14 and May 15 and telephonically on May 20, 2003, the Board of Directors reviewed with its legal and financial advisors the status of the strategic alternatives review process, including the revised indications of interest received from eight parties. To varying degrees, the parties indicated a willingness to have the existing stockholders retain an interest in a portion of any Lawsuit proceeds. However, no party that proposed to acquire all of the Company would agree to allow the Company's existing stockholders to retain 100% of any Lawsuit proceeds or full control over prosecution of the Lawsuit. Seven indications of interest valued the entire Company (including the right to 100% of the Lawsuit) from $78 million to $130 million. Symphony's indication of interest proposed an aggregate cash purchase price of $110 million for the entire Company, including 100% of the Lawsuit, or a cash purchase price ranging from $88 million to $93.5 million and a 50% interest in any proceeds from the Lawsuit. The party providing an expression of interest valuing the entire Company and 100% of the Lawsuit between $110 million to $130 million later revised its indication of interest to $80 million for the entire Company and at least a 51% interest in the Lawsuit (including a $10 million commitment to fund the Lawsuit). One party proposed to acquire only the Panel, Testing and Analytics business for $85 million to $100 million, provided that there was assurance that the Company's other business lines would continue to provide data to the divested line. The Board of Directors considered a sale of the Panel, Testing and Analytics business of the Company, but determined such a sale not to be a viable alternative due to the expense and difficulty associated with separating this business line from the Company's other business lines. At these meetings, the Company's management and William Blair updated the Board of Directors regarding the results of their efforts to pursue other alternative transactions with potential strategic and technology partners, none of which resulted in a firm indication of interest.

        Based on the revised indications, the Board of Directors eliminated all but four parties, each of whom was interested in acquiring the Company as a whole. The eliminated parties had indications of interest valuing the entire Company (including the Lawsuit) from $78 million to $90 million. Of the four remaining indications of interest, the Board of Directors considered Symphony's indication of interest superior because:

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  its cash offer price, together with the perceived value to the Company's stockholders of sharing in a substantial portion of the potential proceeds of the Lawsuit, reflected the highest overall value relative to the other indications of interest;

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  it was based on more thorough diligence than the other indications of interest;

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  the indication of interest included a full mark-up of the deal protection, conditions to closing and termination provisions proposed by the Company in its draft merger agreement; and

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  Symphony indicated a desire to execute definitive agreements within two weeks.

        The Board of Directors directed management and William Blair to invite Symphony into the final round and to conduct further due diligence, but not to grant it exclusivity, as Symphony had again requested. The Board of Directors also instructed William Blair to continue discussions with the next three most attractive bidders in order to clarify elements of their indications of interest further. The Board of Directors decided that, if Symphony sufficiently improved its offer, the Company would grant it the opportunity for expedited additional due diligence. On May 16, 2003, Symphony orally submitted a revised indication of interest that would provide $105 million cash consideration to the stockholders, give the stockholders a 50% interest in any proceeds from the Lawsuit and provide $10 million to fund the Lawsuit. Following further negotiations with the Board of Directors and Company management, Symphony subsequently increased the cash portion of its indication of interest to $107.5 million. However, it was unwilling to reduce its stake in any proceeds of the Lawsuit below 50%.

        Upon consultation with the Company's legal advisors and management, the Board of Directors determined that a contingent value rights arrangement would be preferable to a liquidating trust arrangement, for the principal reason that a liquidating trust arrangement would likely require a valuation of the Lawsuit for federal tax purposes that would result in tax liability to the Company's stockholders at closing and that would likely differ from the final judicial determination of the Company's claims in the Lawsuit. The Board of Directors believed that an unregistered, non-transferable security was an appropriate mechanism because they were concerned that a trading market in the contingent value rights might materially harm the Company and its stockholders in the Lawsuit and because no party would at that time consider proceeding with a transaction structure in which a registered security that was tied to the Lawsuit was issued.

        On May 19, 2003, the Company and Symphony agreed to negotiate on a non-exclusive basis for a two-week period. The Company agreed to reimburse Symphony for up to $750,000 of its out-of-pocket fees and expenses if the Company unilaterally terminated negotiations or failed to negotiate in good faith, or if the Company's management and Symphony reached agreement on the material terms of a transaction which the Board of Directors did not approve.

        During this two-week period, Symphony conducted substantial due diligence and began negotiating a definitive merger agreement and related documents. During negotiations, Symphony and the Company agreed that the mechanism for sharing any potential recovery from the Lawsuit would be a contingent value rights arrangement. The parties agreed that the contingent value rights would not be transferable, except by will, upon death, or by operation of law, and would not be registered securities for which a public market would exist after consummation of the transaction. Management and William Blair also clarified with the respective third parties certain elements of the other three final indications of interest with respect to (i) their proposed value assuming the maximum amount of the Lawsuit proceeds they would be willing to share with the Company's stockholders, (ii) their willingness to proceed on a non-exclusive basis and (iii) their contemplated capital structure to finance the transaction. None of these parties indicated a willingness to issue any form of tradeable security as a vehicle for participation in a recovery of proceeds from the Lawsuit. During the process of clarifying the other three indications of interest, one party indicated a willingness to consider permitting the Company's existing stockholders to retain 100% of any Lawsuit proceeds. However, the Board of Directors determined that the cash component of the purchase price under this party's indication of interest was substantially inferior to the Symphony indication of interest.

        On May 21, 2003, the U.S. District Court set a trial date of September 20, 2004 for the Lawsuit. The price per share of the Company Common Stock increased from $2.80 on May 20, 2003 to $3.48 on May 22, 2003.

        On May 27, 2003, the Board of Directors again met to discuss, in general, the Company's strategic alternatives and, in particular, Symphony's revised indication of interest. On May 30, 2003, the Board of Directors met to discuss the current top four indications of interest. The Board of Directors directed management to continue its agreement with Symphony to negotiate on a non-exclusive basis until June 12, 2003. The Board of Directors also discussed in detail the remaining three indications of interest and instructed management and William Blair to pursue discussions with the next highest bidder (the "Second Party"). The Company then informed the Second Party that it had been selected to move into the final round of due diligence and negotiations, but that it would have to improve its offer if it wished to be competitive with the leading bidder. On June 4, 2003, another of the parties that had provided one of the top four indications of interest (the "Third Party") submitted a revised indication of interest for $102.5 million in cash (after providing $10 million to fund the Lawsuit) for the business and 50% of any proceeds from the Lawsuit. On June 5, 2003, the Company and the Second Party held a conference call to discuss the business and the Lawsuit. On June 9, 2003, the Second Party informed the Company that it was not willing to increase its offer.

        Throughout June 2003, the Board of Directors met and reviewed updates with William Blair and management regarding the revised indications of interest. On June 11, 2003, following completion of its due diligence, Symphony submitted a revised indication of interest of $97.5 million cash consideration to the stockholders, 50% interest in any proceeds from the Lawsuit and $10 million to fund the Lawsuit. On June 13 and 14, 2003, the Company, Symphony and their advisors continued to negotiate, resulting in a revised Symphony indication of interest to acquire the Company for $100 million in cash, a 60% participation by the Company's stockholders in the net proceeds of the Lawsuit and $10 million to fund the Lawsuit. The Board of Directors determined that the total value of Symphony's revised indication of interest was superior to that of the Second Party and the Third Party.

        Additionally, the Company has a net operating loss ("NOL") carryforward of approximately $116.8 million for U.S. federal income tax purposes. In general, this NOL would be available to reduce taxable income in future years. However, following a change of control, the Internal Revenue Code imposes rules which generally have the effect of limiting the amount of NOL benefit that may be claimed each year. The Company disclosed the amount of its NOL in its 2002 Form 10-K and to all parties that received the Company's descriptive memorandum, including Symphony. The Board of Directors and management considered the benefit of the NOL throughout the negotiations with Symphony, its discussions with other bidders and its consideration of other strategic alternatives. In the course of negotiations, Symphony consistently stated that its offer price assumed that the Company would retain all of its tax attributes after closing of any transaction, including the NOL, and therefore, Symphony was not willing to share the benefit of any NOLs with the contingent value right holders. Nevertheless, in light of the NOLs and the other tax benefits that may accrue to the Company in respect of the contingent value right structure and payments, the parties compromised and agreed to an assumed tax rate that was lower than the anticipated highest applicable combined federal and state income tax rate to be applied to any proceeds from the Lawsuit in calculating the contingent value right payment amount.

        On June 17, 2003, the Board of Directors and its advisors held a telephonic meeting to review the terms of the draft Symphony agreements. Representatives from William Blair reviewed with the Board of Directors the process pursued to find the most attractive strategic alternative for the Company's stockholders, the value of Symphony's most recent indication of interest, the Company Common Stock price and volume data and various analyses of the Company's historical and projected operating performance. At this meeting, representatives from Winston & Strawn, the Company's special outside legal counsel, also summarized for the Board of Directors the material provisions of the draft merger agreement and CVR agreement as negotiated to that point. In addition, the Winston & Strawn representatives discussed the Board of Directors' fiduciary duties under Delaware law in the context of a change in control transaction.

        Negotiations and due diligence continued with Symphony during the next two weeks. Due to concerns that the Company might not successfully reach an acceptable definitive merger agreement and/or CVR agreement with Symphony, the Board of Directors directed management and William Blair to invite the Third Party to the Company's offices for additional management meetings. The Third Party conducted additional due diligence on June 25-27. On June 27, the Board of Directors held a telephonic meeting at which representatives of William Blair and Winston & Strawn updated the Board of Directors on the course of negotiations regarding the proposed Symphony transaction. On June 29, 2003, the Board of Directors held a telephonic meeting at which it reviewed the final drafts of the merger agreement and CVR agreement for the proposed transaction, reviewed William Blair's updated financial analyses with representatives of William Blair, asked questions and received answers from its legal and financial advisors, received the oral opinion of William Blair, later confirmed in writing, as to the fairness to the Company's stockholders, from a financial point of view, of the consideration to be received by such stockholders in the proposed transaction. The Board of Directors then unanimously approved the transaction with Symphony. In addition, on June 29, the Third Party informed William Blair that it was not going to be able to complete its due diligence in a timely manner.

        On the evening of June 29, 2003, the Company, Parent and Purchaser entered into an Agreement and Plan of Merger for the transaction (the "Prior Transaction") approved by the Company's Board of Directors. On the morning of June 30, 2003, the Company and Symphony issued a joint press release and held a conference call with investors to discuss the Prior Transaction. On July 1, 2003, the Company held another conference call with investors to discuss the Prior Transaction. On July 14, 2003, the Purchaser commenced the Prior Offer and the Company filed its Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Prior Offer. On July 23, 2003, the Company issued a press release announcing its results for the second quarter ended June 30, 2003. On July 24, 2003, the Company held a conference call to discuss its second quarter earnings. During the July 24 conference call, Company executives reiterated the principal reasons for the Company's recommendation of the Prior Transaction. On August 1, 2003, the Company amended its Solicitation/Recommendation Statement on Schedule 14D-9 to include certain supplemental financial information concerning the Company. On August 4, 2003, Purchaser extended the expiration date of the Prior Offer from August 8, 2003 to August 29, 2003.

        Throughout the period following the public announcement of the Prior Transaction, executives of the Company and Parent, together with their respective advisors and members of the Company's Board of Directors, discussed the status of the Prior Offer and the positive and negative reactions from investors to the Prior Offer, including those expressed on the June 30 and July 1 conference calls. During this period, the Board of Directors held several meetings with its advisors and the Company's management to discuss the status and prospects for the Prior Offer.

        In early August, representatives of Parent began to discuss with representatives of the Company possible changes that might improve the value of the Prior Offer to the Company's stockholders. These discussions, which actively involved the Board of Directors, resulted in three principal changes to the Prior Offer: an increase in the participation rights of the Company's stockholders in the potential proceeds of the Lawsuit entitling them to 75% (as opposed to 60%) of any such proceeds above $200 million, subject to certain adjustments, including taxes, the conversion of those rights to a registered, tradeable security, and a reduction in the minimum number of shares of Company Common Stock required to be tendered in the Offer.

        On August 27, 2003, the Board of Directors and its advisors held a telephonic meeting to review the terms of the new draft agreements. Representatives from William Blair reviewed again with the Board of Directors the process pursued to find the most attractive strategic alternative for the Company's stockholders, the terms of the proposed new transaction with Parent, the Company Common Stock price and volume data and various analyses of the Company's historical and projected operating performance. At this meeting, representatives from Winston & Strawn, the Company's special outside legal counsel, also summarized for the Board of Directors the material provisions of the drafts of the Merger Agreement, the CVR Agreement and the Declaration of Trust, as negotiated to that point and members of the Board of Directors asked questions and received answers from the Company's management and the Company's advisors concerning pending negotiations. At telephonic meetings held on August 28 and 29, 2003, the Board of Directors discussed with the Company's management and its financial and legal advisors the status of negotiations with respect to the revisions to the transaction then under consideration. During the period from August 29 through September 4, 2003, the parties continued to negotiate the transaction documents. On the morning of September 5, 2003, the Board of Directors and its advisors and the Company's management held a telephonic meeting. The meeting was adjourned until the evening of September 5. During the evening of September 5, 2003, the Board of Directors reconvened the telephonic meeting. At this meeting, the Board of Directors again discussed with the Company's management and the Company's advisors the status of the pending negotiations and the drafts of the transaction documents.

        On September 6, 2003, the Board of Directors held a telephonic meeting at which it reviewed the final drafts of the Merger Agreement, the CVR Agreement and the Declaration of Trust, asked questions and received answers from its legal and financial advisors and the Company's management, and received the oral opinion of William Blair as to the fairness to the Company's stockholders, from a financial point of view, of the consideration to be received by such stockholders in the proposed transaction. The Winston & Strawn representatives again discussed the Board of Directors' fiduciary duties under Delaware law. The Board of Directors then unanimously approved the new transaction with Parent.

        On September 7, 2003, the Company, Parent and Purchaser entered into the Merger Agreement.

Reasons for the Recommendation.

        In reaching its determination that the Company's stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer, the Board of Directors consulted with its executive officers and with its financial and legal advisors and considered the following factors:

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  Evaluation by the Board of Directors of a Wide Range of Strategic Alternatives. The following paragraphs describe the factors evaluated by the Board of Directors with respect to each of these alternatives and the reasons for the Board of Directors' rejection of these alternatives.

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  Continuing to follow the Company's business plan as a stand-alone public company.    In evaluating the merits of continuing to follow the Company's business plan, the Board of Directors considered the historical results of operations, financial condition, assets, liabilities, business strategy and prospects of the Company, the nature of the industry in which the Company competes, and the impact on the Company of the anti-competitive practices engaged in by the Company's principal competitor. The Board of Directors also considered the opportunities and risks associated with continuing as an independent company, including operating risks and uncertainties relating to the declining revenues from the Company's U.S. retail tracking business and the inability of the Company's other products and services to fully compensate for this decline, customer renewals and new customer engagements, the high fixed cost nature of the retail tracking business, the Company's ability to successfully implement its cost containment efforts, client acceptance of new products and services, potential loss or increased cost of ongoing supply of point-of-sale data from cooperating retailers, changes in client spending for the non-contractual services the Company offers, the Company's need to continue to make significant capital expenditures to satisfy clients and remain competitive, the success of technology alternatives currently being developed or implemented by the Company to provide access to Company data, future technology changes that could impact Company services, possible material changes in partnerships and strategic alliances, foreign currency exchange rates and possible adverse impacts on liquidity resulting from restrictive financial covenants in the Company's credit agreements. The Board of Directors also considered the effect on the Company's business of Procter & Gamble's decision not to renew its U.S. retail tracking business with the Company, including adverse client perception. The Board of Directors concluded that, from the perspective of the holders of the Company Common Stock, it was preferable to the stockholders that the Company enter into the Merger Agreement providing for a price of $3.30 per share in cash plus one CVR Certificate, rather than the stockholders continuing to own the Company Common Stock, the value of which would be subject to each of these risks.

      In evaluating the merits of continuing as a stand-alone entity, the Board of Directors also considered the Company's ability to differentiate itself competitively against a dominant competitor with significantly greater financial resources and a history of engaging in anti-competitive practices directed at the Company.

      In arriving at its recommendation, the Board of Directors also considered the Company's recent financial results and the prospects for meaningfully improving the Company's operating performance in light of the risks discussed above. It was observed that during the five years ending December 31, 2002, the Company's revenues had fluctuated from year to year and had grown at a relatively modest compound annual growth rate of 2.1%. While the Company generated an operating profit of $7.0 million in 1998, the Company incurred operating losses each year between 1999 and 2002, due in part to recurring special charges in each of these four years which averaged $17.2 million. During this period the operating profit margin was 1.4% in 1998 and the operating loss margin was -6.0%, -2.3%, -0.9% and -1.6% in 1999 through 2002, respectively. During this period, the Company was able to offset the impact of operating losses on its cash flow with substantial reductions in net working capital. Between 1998 and 2002, the combination of these operating losses and the Company's investment in capital expenditures (which averaged $23.9 million during these five years), resulted in a reduction in net cash during this period. Between 1998 and 2002, cash and cash equivalents decreased from $11.1 million in 1998 to $9.0 million in 2002, and total debt increased from $4.6 million in 1998 to $8.1 million in 2002.

    •
    Raising additional capital through a public or private offering of debt or equity securities.    In evaluating a possible financing transaction, the Board of Directors considered the risks of remaining independent, as described above, and in addition, the amount and pricing of financing that could be raised given market conditions and the Company's market capitalization, financial performance and current capital structure, the impact of the Lawsuit on a financing transaction, and the consequent dilutive effect a financing transaction would likely have on the Company's stockholders.

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    A partnership, joint venture or minority investment.    In evaluating a transaction of this type, the Board of Directors considered both the risks of remaining independent, as described above, and the fact that discussions among the Company's management, its financial advisors and several third parties did not result in any firm indications of interest with respect to a partnership, joint venture or minority investment.

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    A sale of parts of the Company.    In evaluating a transaction of this type, the Board of Directors considered both the risks of remaining independent, as described above, and the fact that discussions among the Company's management, its financial advisors and several third parties did not result in any firm indications of interest for a sale of a portion of the Company that the Board found to be more attractive than a sale of the entire Company.

      For these reasons, the Board of Directors decided that a sale of the Company was a more attractive alternative than the other options considered by the Company and noted above.

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  Extensive Market Checking Process. In a publicly announced process, William Blair contacted, or was contacted by, 85 parties to determine or express their interest in pursuing a transaction with the Company.

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  No Superior Offers. The Board of Directors considered the fact that, since the announcement of the Prior Offer, no offers superior to the Prior Offer or the Offer have been received.

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  Opinion of William Blair. William Blair delivered a written opinion to the Board of Directors, dated September 6, 2003, confirming its prior oral opinion as to the fairness of the consideration to be received in the Offer and the Merger by the Company's stockholders from a financial point of view. The full text of the William Blair written opinion dated September 6, 2003, which sets forth the assumptions made, matters considered and limitations on the review undertaken by William Blair, is attached hereto as Annex A and is incorporated herein by reference. William Blair's opinion is directed only to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by the Company's stockholders and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender shares of Company Common Stock in the Offer or as to any other matters relating to the Offer or the Merger. STOCKHOLDERS ARE URGED TO READ WILLIAM BLAIR'S OPINION CAREFULLY AND IN ITS ENTIRETY.

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  Offer Reflects Substantial Premium. The Cash Consideration and CVR Certificate per share offered pursuant to the Offer and the Merger represented a substantial premium to the range of closing stock prices between December 13, 2002 (the date the Company announced that it had been informed that Procter & Gamble would not be renewing its U.S. retail tracking business with the Company) and April 29, 2003 (the date of the first announcement of favorable rulings related to the Lawsuit). During this period, the closing stock prices ranged between $1.14 per share and $2.15 per share and had an average closing stock price of $1.48 per share. The cash portion alone of the Offer price of $3.30 per share represents a 112% premium to the closing stock price on April 29, 2003 of $1.56 per share, a 53% premium to the high closing stock price of $2.15 per share during this period and a 123% premium to the average closing stock price during this period of $1.48 per share. Between April 29, 2003 and June 27, 2003 the Company's closing stock price increased from $1.56 per share to $2.98 per share and reached a high closing stock price of $3.60 per share on June 4, 2003. During this period the only material information disclosed by the Company as filed on Form 8-K related to two press releases involving favorable developments with respect to the Lawsuit. Through the CVR Certificate structure, the Company's stockholders are able to participate in a substantial portion of the benefit, if any, from a favorable outcome of the Lawsuit. The Board of Directors believed that the Offer represented both the highest cash price and the largest percentage of the Lawsuit that was available to the Company's stockholders.

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  Improved Terms of Offer and Merger Agreement. In arriving at its determination, the Board of Directors considered the following terms of the Offer and Merger Agreement, which are superior to the terms of the Prior Offer and the merger agreement entered into in connection with the Prior Transaction:

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  Increased participation in potential Lawsuit proceeds. The Merger Agreement provides for an increase in the participation rights of the holders of CVR Certificates in the potential proceeds of the Lawsuit above $200 million.

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  CVR Certificates to be registered and transferable. The CVR Certificates will be registered and freely transferable by all unaffiliated holders, except that no transfer of a CVR Certificate may be made to any defendant adverse to the Company in the Lawsuit or to any affiliate, associate or agent of that defendant and certain affiliates of Gingko are prohibited from, either individually or collectively, obtaining beneficial ownership of CVR Certificates equal to or greater than 15% of the CVR Certificates then outstanding.

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  Terms and Conditions of the Merger Agreement. The Board of Directors considered in particular the termination provisions of the Merger Agreement, the "no solicitation" provisions of the Merger Agreement and the negotiated termination fee. The Board of Directors also considered the reduction in the number of shares of Company Common Stock required to be tendered and not withdrawn before the expiration date of the Offer, relative to the corresponding number required to be tendered in the Prior Transaction. As discussed below, the Merger Agreement contains provisions that would allow the Board of Directors to consider and, under certain circumstances, pursue an unsolicited alternative proposal from a third party. Also, the Merger Agreement permits the Company, subject to certain conditions, to terminate the Merger Agreement if a superior proposal is received from a third party and not matched by Parent.

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  Financial Resources of Parent. The Board of Directors considered Parent's financial ability to complete the Offer and the Merger, including:

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  Parent's representation that it will have sufficient cash on hand to consummate the Offer and to pay the Merger Consideration;

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    The absence of any financing condition to the transactions; and

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    The nature of Parent's funding commitments from Symphony and entities affiliated with Tennenbaum Capital Partners, LLC under the Commitment Letters (as defined in the Merger Agreement) and the Board of Directors' belief as to the strength of such commitments.

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  Continued Participation in Lawsuit. Through the CVR Certificates, the Company's stockholders will retain the opportunity to receive additional cash payments in the event that the Company's claims in the Lawsuit are successful. Moreover, Parent has committed to fund $10 million of costs associated with the prosecution of the Lawsuit.

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  Highest Overall Value. Symphony's cash offer price, together with the perceived value to the Company's stockholders of sharing in certain of the potential proceeds of the Lawsuit, subject to certain adjustments, including taxes, reflected the highest overall value relative to the other indications of interest.

        The foregoing factors comprise the material reasons that support the Board of Directors' recommendation that the Company's stockholders accept the Offer and tender their shares pursuant to the Offer.

        The Board of Directors also considered a variety of risks and other potentially negative factors concerning the Merger. These factors included the following:

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  The consideration to be received by the Company's stockholders will be taxable to them;

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  The final value, if any, of the CVR Certificates will not be known for some time;

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  The CVR Certificates represent a contingent contractual payment obligation of Parent and the Company and are subject to Parent's and the Company's continued creditworthiness and viability as a going concern;

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  The $10 million provided in the transaction to fund the Lawsuit may not be sufficient to adjudicate the claims in the Lawsuit fully, and Parent is under no obligation to provide additional amounts in prosecution of the Lawsuit;

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  Following the Merger, the Company's stockholders will cease to participate in any future earnings growth of the Company or benefit from any increase in the value of the Company;

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  Although the CVR Certificates will be fully transferable by unaffiliated holders, they may not be transferred to any defendant adverse to the Company in the Lawsuit or to any affiliate, associate or agent of that defendant and certain affiliates of Gingko are prohibited from, either individually or collectively, obtaining beneficial ownership of CVR Certificates equal to or greater than 15% of the CVR Certificates then outstanding;

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  As a result of the registration of the CVR Certificates, the Trust will be required to disclose expenditures related to the Lawsuit to which defendants in the Lawsuit adverse to the Company will have access; and

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  As a result of the registration of the CVR Certificates, the Trust will be subject to ongoing expenses associated with its disclosure obligations under the securities laws, and these expenses will reduce the amount of any proceeds of the Lawsuit payable to the holders of the CVR Certificates.

        In considering the fairness of the Merger, the Board of Directors did not consider the Company's net book value given that more than 80% of the Company's net book value is represented by intangible assets, primarily in the form of deferred data costs which have value only in the context of an ongoing data business. The Board of Directors also did not consider liquidation value because the Board of Directors believed liquidation value was not a meaningful indicator of the Company's value as a going concern.

        The foregoing discussion includes all of the material factors considered by the Board of Directors in reaching its conclusions and recommendations, but is not meant to be exhaustive. In view of the variety of factors considered in reaching its determination, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusions and recommendations. In addition, individual members of the Board of Directors may have given different weights to different factors.

Intent to Tender.

        To the knowledge of the Company, as of the date of this Statement, each executive officer and director of the Company currently intends to tender in the Offer all Company Common Stock that he or she owns of record or beneficially.

Concerning the Lawsuit.

        On July 29, 1996, the Company filed the Lawsuit. In the Lawsuit, the Company alleges that Defendants violated Sections 1 and 2 of the Sherman Act, 15 U.S.C. Sections 1 and 2, and the common law by engaging in a series of unlawful practices through which the Company claims that Defendants attempted to regain monopoly power in the U.S. market for retail tracking services and exclude competition from 30 markets outside the U.S., where Nielsen dominated. Through the Lawsuit, the Company seeks to enjoin such practices and to recover damages in excess of $350 million, prior to trebling. The Company demanded a trial by jury; the case has been assigned to the Honorable Louis L. Stanton.

        It is the Company's position that it continues to suffer damages to this day as a result of the Defendants' unlawful practices which were aimed at undermining competition by financially crippling the Company.

  Defendants' Practices.

        The Company asserts that for over 60 years, Nielsen had dominated the markets for retail tracking services, both within and outside the U.S., through its manual, audit-based services. In 1986, the Company revolutionized the U.S. market with the introduction of its retail tracking service known as "InfoScan"—the world's first national retail tracking service based on scanner data. Due to the success of its innovative InfoScan service, by 1992, the Company alleges that it gained a significant share of the U.S. market. At the same time, the Company began to undertake efforts to expand and export its services to new geographic markets in Western Europe and Canada, where, the Company asserts, Nielsen continued to exercise monopoly power.

        Faced with a threat to Nielsen's foreign monopolies and the loss of market share in the U.S., the Company claims that Defendants developed and implemented a plan to undermine the Company's ability to compete both within the U.S. and abroad. To accomplish this objective, the Company alleges that Defendants engaged in the following coordinated anticompetitive practices, among others: 1) unlawfully tying/bundling services in markets in which Defendants had monopoly power with services in markets in which Nielsen competed with the Company; 2) entering into exclusionary contracts with retailers in several countries in order to deny the Company's access to the sales data necessary to provide retail tracking services or to artificially raise the cost of that data; 3) predatory pricing; 4) acquiring foreign market competitors with the intent of impeding the Company's efforts at geographic expansion; 5) tortiously interfering with the Company's contracts and relationship with clients, joint venture partners and other market research companies; 6) disparaging the Company to financial analysts and clients; and 7) denying the Company access to the capital markets necessary for it to compete.

  The Government Investigations.

        When Defendants refused to end these practices, the Company alerted antitrust regulatory authorities in Canada, the U.S. and Europe. First, the Company complained to the Canadian Director of Investigation and Research (the "Canadian Director") concerning exclusive data contracts with retailers and long-term contracts with manufacturers that Nielsen had executed in Canada. The Company claimed that such contracts prevented the Company's entry into the Canadian market. The Canadian Director conducted an investigation and on April 5, 1994, filed an application against Nielsen's practices before the Canadian Competition Tribunal (the "Tribunal"). On August 30, 1995, the Tribunal issued an order concluding that Nielsen, the sole supplier of retail tracking services in Canada, had unlawfully excluded the Company from the market. The Tribunal ordered that Nielsen could not enforce any of the provisions of its contracts with retailers or manufacturers that the Tribunal has concluded were anticompetitive.

        The Company also complained to the United States Department of Justice—Antitrust Division (the "DOJ") in July 1994 and to the European Commission—Directorate General IV (the "EC") in September 1994, concerning Defendants' bundling practices with multi-national manufacturers and allegedly exclusionary data contracts with retailers in Europe. The DOJ and the EC entered into a cooperation agreement, with the EC ultimately taking primary responsibility for the investigation.

        On May 7, 1996, following an 18-month investigation, the EC initiated formal proceedings against Nielsen, the dominant provider of retail tracking services in Europe, and adopted a Statement of Objections (the "SOO"). The EC found that Nielsen had engaged in abusive practices to exclude the Company from European markets for retail tracking services. On November 28, 1996, Nielsen entered into a formal Undertaking with the EC in which it agreed to abandon all the abusive practices found by the Commission. Because Nielsen entered into the Undertaking, the DOJ closed its investigation.

  U.S. Legal Proceedings.

        On July 27, 1996, the Company filed its complaint, which asserts the following claims: Sherman Act Section 1 Violation—Per Se Tying (Count I); Sherman Act Section 1 Violation—Unreasonable Restraints of Trade (Count II); Sherman Act Section 2 Violation—Monopolization of the Export Markets (Count III); Sherman Act Section 2 Violation—Attempt to Monopolize the Export Markets (Count IV); Sherman Act Section 2 Violation—Attempt to Monopolize the United States Market (Count V); Sherman Act Section 2 Violation—Monopoly Leveraging (Count VI); Tortious Interference with Contract (Count VII); Tortious Interference with Prospective Business Relationship (Count VIII).

        During the course of the proceedings, the Court has made the following non-discovery related rulings, among others:

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  On May 6, 1997, the Court denied Defendants' motion to dismiss the complaint, with the exception of the Company's claim for attempted monopolization of the U.S. market. With leave from the Court, the Company filed an amended complaint on July 7, 1997, re-pleading this claim. On December 1, 1997, the Court denied Defendants' motion to dismiss the Company's amended claim for attempted monopolization of the U.S. market.

  •
  On December 7, 1998, the Court ruled that Defendants were collaterally estopped from denying certain findings and conclusions of the Canadian Tribunal. The Court also ruled that the SOO set forth factual findings resulting from an investigation made pursuant to authority granted by law and, as a result, would be received in evidence pursuant to Federal Rule of Evidence 803(8)(C).

  •
  On July 12, 2000, the Court granted Defendants' motion for partial summary judgment and dismissed the Company's claims of injury suffered from Defendants' activities in foreign markets where the Company operates through subsidiaries or companies owned by joint ventures, or "relationships' with local companies for lack of standing (the "July 12 Order").

  •
  On February 6, 2001, the Court denied the Company's motion to substitute its subsidiaries as plaintiffs for those claims dismissed by the July 12 Order, on the ground that the Court lacked subject matter jurisdiction over the subsidiaries' claims (the "February 6 Order"). The Court also clarified that its July 12 Order prohibited the Company from suing to recover damages for weakening of its competitive position in the United States because of reduced revenue from its foreign subsidiaries. The Court also clarified that the July 12 Order did not dismiss the Company's claims in markets that the Company was prepared to or attempted to enter, but from which it claimed it was excluded. The Company alleged that it was completely excluded and never operated a service either directly or through a subsidiary in 22 of the 30 foreign markets identified by the Company in its Amended Complaint.

  •
  On April 28, 2003, the Court ruled that the Company had standing to assert its claims for injury in the U.S. as a result of Defendants' foreign conduct that allegedly drained the Company of U.S. resources necessary to compete in the domestic market, as set forth in the Company's letters to the Court dated November 15 and December 19, 2002. The Court also denied Defendants' motion for summary judgment seeking to dismiss the Company's claims of injury in the 22 foreign markets not covered by the July 12 and February 6 Orders.

  •
  On May 21, 2003, the Court entered an order setting a trial date of September 20, 2004.

  Damages/Fees.

        The Company currently seeks damages in excess of $350 million for its injury in the U.S. market alone. During the period January 1, 2001 through December 31, 2002, the Company's fees and costs in connection with the matter averaged approximately $3 million per year. The Company currently has a partial contingency fee arrangement with one of the law firms representing it in the Lawsuit. Under that arrangement the Company has agreed that, if it settles the case after the trial commences or obtains a verdict in its favor, the Company will pay that firm an amount equal to the greater of (i) 5% of the value of what the Company recovers from the Defendants as a result of a judgment rendered against or a settlement with them, or (ii) the difference between the actual fees paid by the Company to that firm in connection with the Lawsuit and the fees that the Company would have incurred had it continued paying that firm for services rendered for the period January 1, 2002 through the trial of the Lawsuit at that firm's standard rates. If the Lawsuit is settled and dismissed before the beginning of a trial on its merits, the Company will instead pay that firm $2.5 million as a contingency fee. Separate from the contingency fee arrangement, the Company has also agreed to reimburse that law firm for all discounts received by the Company on legal fees incurred in connection with the Lawsuit and related matters through (i) the period ending December 31, 2001 if the Company settles or obtains a verdict in its favor after the trial commences; or (ii) the date of settlement if a settlement occurs before the trial commences. In addition, the Company has agreed to consider providing a success fee to one of the other law firms representing it in the Lawsuit, a law firm which is not currently entitled to contingency fees, in an amount determined by the Company, if the Company determines, in its sole discretion, that such a success fee is warranted.

        The Company does not make any representation as to the amount of any potential recovery from the Lawsuit or when any such recovery may be obtained.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

        Neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger.

        The Company retained William Blair as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of William Blair's engagement, the Company has agreed to pay William Blair for its financial advisory services customary fees upon consummation of the Offer and the Merger based on the total consideration paid by Parent and Purchaser in the Offer and the Merger (including the fair market value of the CVR Certificates). The Company has also agreed to reimburse William Blair for certain out-of-pocket expenses, including fees and expenses of counsel, it incurs in connection with its engagement and to indemnify William Blair against certain liabilities in connection with its engagement, including liabilities under U.S. federal securities laws.

        William Blair is a nationally recognized firm and is regularly engaged in the valuation of businesses and securities in connection with merger transactions and other types of strategic combinations and acquisitions. In the ordinary course of its business, William Blair and its affiliates may actively trade securities of the Company for their own account and for the accounts of their customers and, accordingly, may hold a long or short position in such securities.

Item 6. Interest in Securities of the Subject Company.

        Except for the transactions described in this Item 6 and for regular purchases made pursuant to the Company's 401(k) Retirement Savings Plan and the Company's 2000 Employee Stock Purchase Plan, no transactions in shares of the Company Common Stock have been effected by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company during the last 60 days.

        Under the terms of the Company's 1996 Stock Plan for Non-Employee Directors in Lieu of Cash Retainer (the "Non-Employee Directors Plan"), each non-employee director of the Company is paid quarterly in shares of Company Common Stock in lieu of 75% of the annual cash retainer payable for his or her services on the Board of Directors. Each quarterly payment is equal to $3,937.50 and is based on the closing price of the Company Common Stock on May 1, August 1 and November 1 of the applicable year and February 1 of the following year. As required by the Non-Employee Directors Plan, on August 29, 2003, an aggregate of 7,816 shares of Company Common Stock were issued by the Company to the non-employee members of the Board of Directors based on the closing price of $4.03 per share of Company Common Stock on August 1, 2003 for the second quarterly payment of 2003.

Item 7. Purposes of the Transaction and Plans or Proposals.

        Except as described or referred to in this Statement, to the Company's knowledge, no negotiation is being undertaken or engaged in by the Company in response to the Offer which relates to or would result in (i) a tender offer or other acquisition of the shares of the Company Common Stock by the Company, any of its subsidiaries, or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, the information set forth in "The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust" in the Offer to Purchase is incorporated herein by reference.

        Except as described or referred to in this Statement, to the Company's knowledge, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to above in this Item 7.

Item 8. Additional Information.

Certain Company Financial Information.

  Certain Projections.

        In April 2003, in the course of the discussions between the Company and Symphony in negotiating the prior merger agreement, the Company provided Symphony, Parent and its representatives with certain nonpublic business and financial information about the Company. Such information included, among other things, the Company's projections of revenue and earnings before interest and income taxes ("EBIT") for the years ending December 31, 2003 and December 31, 2004 (the "Initial Projections"). Set forth below is a summary of those projections as presented in the Offer to Purchase.

	Year ending December 31, 2003	Year ending December 31, 2004
	(in millions)
Revenue:
United States	$399.9	$404.2
International	$157.1	$166.5

Total Revenue	$557.0	$570.7

EBIT	$10.1	$19.5

        In August 2003, in negotiating the modifications to the terms of the Prior Offer, Symphony requested revised projections reflecting known developments in the business of the Company subsequent to the preparation of the Initial Projections. As a result, the Company provided Symphony, Parent and its representatives with revised projections of revenue and EBIT for the years ending December 31, 2003 and December 31, 2004 (the "Revised Projections"). Set forth below is a summary of those projections as presented in the Offer to Purchase. These projections should be read together with the financial statements of the Company filed with the Securities and Exchange Commission and with the information set forth below under the caption "Concerning the Projections".

	Year ending December 31, 2003	Year ending December 31, 2004
(in millions)
Revenue:
United States	$391-395	$382-387
International	$160-165	$170-175

Total Revenue	$551-560	$552-562

EBIT	$1-4	$4-14

  2003 Projections.

        The Revised Projections reflect 2003 EBIT that is $6 million to $9 million lower than the Initial Projections. There are three principal reasons for this difference. First, the Company will incur legal, banking and accounting expenses related to the proposed transaction which were not included in the Initial Projections. These expenses are expected to be in excess of $2 million, excluding a portion of the success fee payable to the Company's financial advisor upon completion of the transaction. Second, the Revised Projections reflect non-cash charges related to the write-down of certain data and software that the Company has either already taken or may take that were not contemplated when the Initial Projections were prepared. The Company has taken $1.2 million of data-related charges through the second quarter and expects to take up to $2 million of data and software-related charges in the second half of 2003. Third, as announced on its second quarter earnings call, the Company is taking a more conservative view toward U.S. revenue, particularly around new products.

  2004 Projections.

        The Revised Projections for 2004 are based on a top down look that takes into consideration, among other things, the Revised Projections for 2003. However, the Revised Projections for 2004 do not reflect the detailed annual budgeting process that the Company historically completes in the fourth quarter.

        The Revised Projections indicate a range of 2004 EBIT of $4 million to $14 million. This wide range is indicative of the potential variability of certain aspects of the Company's business. The Revised Projections for 2004 differ from the Initial Projections due to a variety of factors, including: (1) possibly a lower level of business with Procter & Gamble as the Company works through its transition, (2) more conservative estimates around the success and timing of new products, (3) potentially lower growth rates of the U.S. Panel and Analytics business of the Company and (4) expected increases in legal expenses due to recent developments in the Lawsuit and the upcoming trial.

  Concerning the Projections.

        Neither the Initial Projections nor the Revised Projections (collectively, the "Projections") were intended as guidance, nor were they prepared with a view to public disclosure or compliance with guidelines of the Securities and Exchange Commission or the American Institute of Certified Public Accountants regarding projections or forecasts. The Projections have not been examined or compiled by the Company's certified public accountants. The Revised Projections are included in this Statement to give the Company's stockholders access to information that was not publicly available and that the Company provided to Symphony, Parent and its representatives. The Company's internal financial forecasts (upon which the Projections were based in part) are, in general, prepared solely for internal use in capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The Projections also reflect numerous assumptions, all made by the Company's management, with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the assumptions made in preparing the Projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially better or worse than those contained in the Projections. The inclusion of the Projections in this Statement should not be regarded as an indication that the Company, Symphony, Parent or any of their respective affiliates or representatives consider the Projections to be a reliable prediction of future events, and the Projections should not be relied upon as such. None of the Company, Symphony, and/or any of their affiliates and/or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the Projections, and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even if any or all of the assumptions underlying the Projections are shown to be in error.

        Other Financial Information.    The following is certain additional unaudited financial information concerning the Offer and proposed transaction:

INFORMATION RESOURCES, INC. AND SUBSIDIARIES

Historical Profit Trends

(Dollars in thousands)

	Year-to-Date through June 30, 2003	2002	2001	2000
U.S.
Revenue	$201,814	$411,572	$420,321	$397,895
Better / (worse) than prior year	-1%	-2%	6%	-5%
Operating results*	$10,044	$20,892	$25,895	$15,833
Better / (worse) than prior year	-20%	-19%	64%	-38%
International**
Revenue	$78,218	$143,268	$135,547	$133,028
Better / (worse) than prior year	15%	6%	2%	3%
Operating results	$(4,590)	$(8,268)	$(1,400)	$(1,307)
Better / (worse) than prior year	19%	-100%	-7%	86%
Consolidated
Revenue	$280,032	$554,840	$555,868	$530,923
Better / (worse) than prior year	3%	0%	5%	-3%
Operating results—U.S. and International	$5,454	$12,624	$24,495	$14,526
Better / (worse) than prior year	-21%	-48%	69%	-12%
Corporate and other expenses*	$(2,666)	$(5,874)	$(11,275)	$(10,960)
Better / (worse) than prior year	-10%	48%	-3%	7%
Special charges, net	$(2,272)	$(14,915)	$(15,434)	$(13,590)

Operating results	$516	$(8,165)	$(2,214)	$(10,024)
Interest expense and other, net	$(411)	$(323)	$(3,069)	$(3,639)

Income (loss) before income taxes	$105	$(8,488)	$(5,283)	$(13,663)

*
Includes equity in affiliated companies.

**
Includes impact of foreign currency fluctuations, equity in affiliated companies and minority interest benefit.

INFORMATION RESOURCES, INC. AND SUBSIDIARIES

Revenue Summary

(Dollars in thousands)

	Year-to-Date through June 30, 2003	2002	2001	2000
U.S.	$201,814	$411,572	$420,321	$397,895
U.S. revenue components
Retail Tracking	73%	73%	75%	78%
Panel and Analytics	22%	21%	19%	17%
Other	5%	6%	6%	5%
	100%	100%	100%	100%
International*	$78,218	$143,268	$135,547	$133,028

Total Revenue	$280,032	$554,840	$555,868	$530,923

*
Includes impact of foreign currency fluctuations.

INFORMATION RESOURCES, INC. AND SUBSIDIARIES

Amortization of Deferred Data Procurement Costs

(Dollars in thousands)

	U.S.	International*	Total
2003
1st quarter	$19,987	$15,243	$35,230
2nd quarter	20,740	16,673	37,413

Total	$40,727	$31,916	$72,643

2002
1st quarter	$19,302	$12,476	$31,778
2nd quarter	19,376	13,237	32,613
3rd quarter	19,905	14,341	34,246
4th quarter	19,818	14,723	34,541

Total	$78,401	$54,777	$133,178

2001
1st quarter	$18,781	$11,906	$30,687
2nd quarter	19,307	11,736	31,043
3rd quarter	19,127	12,188	31,315
4th quarter	19,302	12,170	31,472

Total	$76,517	$48,000	$124,517

2000
1st quarter	$19,027	$11,174	$30,201
2nd quarter	18,911	11,058	29,969
3rd quarter	18,906	10,920	29,826
4th quarter	18,905	10,930	29,835

Total	$75,749	$44,082	$119,831

*
Includes impact of foreign currency fluctuations.

INFORMATION RESOURCES, INC. AND SUBSIDIARIES

Summary of Compensation Expense

(Dollars in thousands)

	Year-to-Date through June 30, 2003	2002	2001	2000
Costs and expenses:*
Information services sold	$254,854	$502,053	$493,944	$474,190
Selling, general and administrative expenses	22,346	47,021	51,410	55,424

Total	$277,200	$549,074	$545,354	$529,614

Compensation as a Percentage of Total Expense:
U.S.	32%	35%	35%	38%
International	15%	14%	12%	12%
Total	47%	49%	47%	50%

*
Excludes special charges of $2,272, $14,915, $15,434 and $13,590 in 2003, 2002, 2001 and 2000, respectively.

        The Information Statement pursuant to Rule 14f-1 attached hereto as Annex B is being furnished to the stockholders of the Company in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders, and such information is incorporated herein by reference.

        In addition, the information contained in the Offer to Purchase and the prospectus contained in the registration statement on Form S-4 filed by the Trust with the Securities and Exchange Commission on September 8, 2003 is incorporated herein by reference.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)*+	Offer to Purchase, dated September 8, 2003.
(a)(2)	Prospectus, dated September 8, 2003 (incorporated by reference to the prospectus included in the registration statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust filed with the Securities and Exchange Commission on September 8, 2003).
(a)(3)*+	Letter of Transmittal.
(a)(4)+	Letter from the Chairman, Chief Executive Officer and President of Information Resources, Inc. to the stockholders of Information Resources, Inc.
(a)(5)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(7)	Text of press release issued by Gingko Acquisition Corp. and Information Resources, Inc. dated September 8, 2003 (incorporated by reference to the Schedule 14D-9-C of Information Resources, Inc. filed with the Securities and Exchange Commission on September 8, 2003).
(a)(8)+	Opinion of William Blair & Company, L.L.C., dated September 6, 2003 (attached hereto as Annex A).
(e)(1)*	Agreement and Plan of Merger, dated as of September 7, 2003, by and among Gingko Corporation, Gingko Acquisition Corp. and Information Resources, Inc.
(e)(2)**	Form of Contingent Value Rights Agreement by and among Information Resources, Inc., Gingko Corporation, Gingko Acquisition Corp. and the Rights Agents (as defined therein).
(e)(3)**	Certificate of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust, dated as of August 27, 2003.
(e)(4)**	Declaration of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust, dated as of August 27, 2003.
(e)(5)**	Form of Amended and Restated Declaration of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust to be entered into among Information Resources, Inc., as sponsor, and the institutional trustee, Delaware trustee and litigation trustees to be named therein.
(e)(6)+	Information Statement of Information Resources, Inc., dated September 8, 2003 (attached hereto as Annex B).
(e)(7)***	Form of Information Resources, Inc. Severance Protection Agreement.
(e)(8)	Form of Employment Agreement (incorporated by reference to Exhibit 10.1 to the Information Resources, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
(e)(9)	Form of Information Resources, Inc. Directorship Agreement (incorporated by reference to Exhibit 10(ww) to the Information Resources, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
(e)(10)***	Form of Information Resources, Inc. Officership Agreement.
(e)(11)***	Amendment Two to Employment Agreement, dated June 29, 2003, between Information Resources, Inc. and Joseph P. Durrett, effective as of May 19, 2000.

*
Incorporated by reference to the Schedule TO filed by Gingko Corporation, Gingko Acquisition Corp., Symphony Technology II-A, L.P. and Tennenbaum & Co., LLC with the Securities and Exchange Commission on September 8, 2003.

**
Incorporated by reference to the registration statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust filed with the Securities and Exchange Commission on September 8, 2003.

***
Incorporated by reference to the Schedule 14D-9 of Information Resources, Inc. filed with the Securities and Exchange Commission on July 14, 2003.

+
Included in copies mailed to holders of Company Common Stock.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INFORMATION RESOURCES, INC.
Dated: September 8, 2003	By:	/s/ JOSEPH P. DURRETT
Name: Joseph P. Durrett Title: Chairman, Chief Executive Officer and President

Annex A

September 6, 2003

Board of Directors
Information Resources, Inc.
150 North Clinton Street
Chicago, IL 60661

Lady and Gentlemen:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock (collectively the "Stockholders") of Information Resources, Inc. (the "Company") of the consideration (the "Merger Consideration") proposed to be paid to the Stockholders pursuant to the Agreement and Plan of Merger (the "Merger Agreement") to be entered into by and among Gingko Corporation ("Parent"), Gingko Acquisition Corp., a wholly owned subsidiary of Parent ("Merger Sub"), and the Company. The Merger Consideration is $3.30 per share in cash and one CVR per share as defined in the Contingent Value Rights Agreement (the "CVR Agreement"). Pursuant to the terms of and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company (the "Merger"), and each share of common stock of the Company, $0.01 par value per share, will be converted into the right to receive the Merger Consideration upon consummation of the Merger.

        In connection with our review of the proposed Merger and the preparation of our opinion herein, we have examined: (a) a draft of the Merger Agreement dated September 6, 2003; (b) a draft of the CVR Agreement dated September 5, 2003; (c) drafts of various other agreements and filings with the Securities and Exchange Commission (the "SEC") related to the transactions contemplated by the Merger Agreement; (d) certain audited historical financial statements of the Company for each of the three years ended December 31, 2000, 2001 and 2002; (e) the unaudited financial statements of the Company for the six months ended June 30, 2003; (f) certain internal business, operating and financial information and forecasts of the Company (the "Forecasts"), prepared by the senior management of the Company; (g) information regarding publicly available financial terms of certain other business combinations we deemed relevant; (h) the financial position and operating results of the Company compared with those of certain other publicly traded companies we deemed relevant; (i) current and historical market prices and trading volumes of the common stock of the Company; (j) certain other publicly available information on the Company; and (k) information regarding the background and status of antitrust litigation filed by the Company against A.C. Nielsen Co. (now owned by VNU, N.V.), The Dun & Bradstreet Corp. and IMS International, Inc. (the "ACN Litigation"). We have also held discussions with members of the senior management of the Company and Parent and its affiliates, respectively, to discuss the foregoing, have considered other matters that we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant. In connection with our engagement, we were requested to approach, and we have held discussions with, various third parties regarding their interest in a possible acquisition of the Company.

        In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion including, without limitation, the Forecasts provided by senior management. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company or Parent. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on good faith bases reflecting the best currently available estimates and judgments of the senior management of the

Company. In that regard, we have assumed, with your consent, that (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company's financial statements or other information made available to us. We express no opinion with respect to the Forecasts or the estimates and judgments on which they are based. We have not been requested, and we have not undertaken, to make any valuation of the ACN Litigation to the Company, and we express no opinion with respect thereto.

        Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this opinion. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have further assumed that the Merger will have the tax consequences described in the Merger Agreement and in the various SEC filings related to the transactions contemplated by the Merger Agreement. We have relied as to all legal matters on advice of counsel to the Company, and have assumed, with your consent, that the Tender Offer and the Merger will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company. In addition, we have assumed, with your consent, that the definitive Merger Agreement, CVR Agreement and other related agreements contemplated by the Merger Agreement will not materially vary from the drafts thereof reviewed by us.

        William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We have acted as the investment banker to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

        We are expressing no opinion herein as to the price at which the common stock of the Company or the CVRs will trade at any future time. Such trading prices may be affected by a number of factors, including but not limited to (i) the occurrence of positive or adverse developments with respect to the ACN Litigation, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or of Parent or in their product market, (v) any necessary actions by, or restrictions of, federal, state or other governmental agencies or regulatory authorities, and (vi) the timely completion of the Merger on terms and conditions that are acceptable to all parties at interest.

        Our investment banking services and our opinion were provided for the use and benefit of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Merger Agreement. Our opinion is limited to the fairness, from a financial point of view, to the Stockholders of the Merger Consideration in connection with the Merger, and we do not address the merits of the underlying decision by the Company to engage in the Merger or any stockholder to tender his or her shares in the Tender Offer contemplated by the Merger Agreement. This opinion does not constitute a recommendation to any stockholder as to whether to tender his or her shares in such Tender Offer or as to how such stockholder should vote with respect to the proposed Merger. It is understood that this letter may not be disclosed or otherwise referred to without prior written consent, except that the opinion may be included in its entirety in the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company with the SEC pursuant to the Tender Offer and in a proxy statement mailed to the stockholders by the Company with respect to the Merger.

2

        This opinion replaces and supersedes in its entirety our opinion dated June 29, 2003, which related exclusively to a transaction contemplated by a prior merger agreement. As a result, our June 29th opinion should not be used or relied upon by any person for any purpose.

        Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the Stockholders.

Very truly yours,
/s/ WILLIAM BLAIR & COMPANY, L.L.C. WILLIAM BLAIR & COMPANY, L.L.C.

3

Annex B

INFORMATION RESOURCES, INC.
150 North Clinton Street
Chicago, Illinois 60661

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
OF 1934 AND RULE 14f-1 THEREUNDER

        This Information Statement is being mailed on or about September 8, 2003 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Information Resources, Inc. (the "Company") that has been filed with the Securities and Exchange Commission (the "SEC") on September 8, 2003. You are receiving this Information Statement in connection with the possible appointment of persons designated by Gingko Corporation, a Delaware corporation ("Parent"), to at least a majority of the seats on the Company's board of directors (the "Board of Directors" or "Board").

        On September 7, 2003, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among Parent, Gingko Acquisition Corp. ("Purchaser"), and the Company, pursuant to which, among other things, Parent and Purchaser will commence a tender offer to exchange each outstanding share of common stock, par value $0.01 per share, of the Company, together with the associated Preferred Share Purchase Rights (as defined in the Schedule 14D-9 to which this Annex B is attached) (collectively, the "Company Common Stock"), for one registered and transferable contingent value right certificate ("CVR Certificate"), which shall represent the contingent right to receive an amount of cash equal to the CVR Payment Amount (as defined in the Contingent Value Rights Agreement to be entered into immediately prior to the expiration of the Offer) and $3.30 per share of Company Common Stock, net to each seller in cash, without interest (such price, or any greater amount paid per share of Company Common Stock pursuant to the Offer (as defined below), together with the CVR Certificate, the "Offer Price"), on the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2003, of Purchaser (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO filed by the Parent, Purchaser, Symphony Technology II-A, L.P., a Delaware limited partnership ("Symphony"), and Tennenbaum & Co., LLC, a Delaware limited liability company ("Tennenbaum"), (the "Schedule TO") with the SEC on September 8, 2003.

        The Merger Agreement provides, among other things that on the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, following consummation of the Offer, and in accordance with the Delaware General Corporation Law, as amended (the "DGCL"), Purchaser shall be merged with and into the Company (the "Merger"). Following the time at which the Merger becomes effective (the "Effective Time"), the Company shall continue as the surviving corporation and a wholly-owned subsidiary of Parent. At the Effective Time, each issued and outstanding share of Company Common Stock (other than shares held by (i) the Company (as treasury stock), (ii) Parent, Purchaser or any of their respective subsidiaries and (iii) stockholders who are entitled to demand and properly demand appraisal of such shares pursuant to, and who comply in all respects with, the provisions of Section 262 of the DGCL) will be converted into the right to receive the Offer Price, without interest. The Offer, the Merger, the Merger Agreement and the Contingent Value Rights Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex B, which was filed by the Company with the SEC on September 8, 2003 and which is being mailed to stockholders of the Company along with this Information Statement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information contained herein supplements certain information contained in the Schedule 14D-9. Information herein related to Parent, Purchaser and the Parent designees identified herein has been provided by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

        You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

        Pursuant to the Merger Agreement, Parent and Purchaser commenced the Offer on September 8, 2003. The Offer is currently scheduled to expire at 12:00 Midnight, New York City Time, on October 10, 2003, unless the Offer is extended in accordance with its terms.

        The Company previously filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on July 14, 2003 in response to the tender offer (the "Prior Offer") disclosed in a Tender Offer Statement on Schedule TO, dated July 14, 2003, filed by Parent, Purchaser, Symphony and Tennenbaum with the SEC on July 14, 2003. The termination of the Prior Offer was announced on September 8, 2003 in the manner and for the reasons discussed in the Schedule 14D-9 under "Item 4—the Solicitation or Recommendation—Background of the Merger." The Offer identified above and described elsewhere in the Schedule 14D-9 replaces the Prior Offer.

Right to Designate Directors and Parent Designees

        The Merger Agreement provides that upon the first acceptance for payment of, and payment by Purchaser for, any shares of Company Common Stock tendered pursuant to the Offer (the "Acceptance Date), Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product obtained by multiplying the total number of directors on such Board (giving effect to the directors designated by Parent pursuant to this sentence) by the percentage that the number of shares of Company Common Stock purchased and paid for by Parent or Purchaser pursuant to the Offer, plus any shares beneficially owned by Parent or its affiliates on the date of such purchase and payment, bears to the total number of shares of Company Common Stock then outstanding. On the expiration of any subsequent offering period (as provided by Rule 14d-11 under the Exchange Act), Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product obtained by multiplying the total number of directors on such Board (giving effect to the directors designated by Parent pursuant to this and the immediately preceding sentence) by the percentage that the number of shares of Company Common Stock purchased and paid for by Parent or Purchaser pursuant to the Offer (including, but not limited to, the number of shares purchased in any subsequent offering period), plus any shares beneficially owned by Parent or its Affiliates on the date of such purchase and payment in the subsequent offering period, bears to the total number of shares of Company Common Stock then outstanding. In furtherance of the rights and obligations set forth in the immediately foregoing two sentences, the Company shall, upon request of Parent, promptly increase the size of its Board of Directors, or it shall use its reasonable best efforts to secure the resignations of such number of directors, or both, as is necessary to enable Parent's designees to be so elected to the Company's Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, shall cause Parent's designees to be so elected. At such time, the Company shall, if requested by Parent, also cause directors designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of each committee of the Company's Board of Directors. Notwithstanding the foregoing, if shares of Company Common Stock are purchased pursuant to the Offer, there shall be until the

Effective Time at least two members of the Company's Board of Directors who are directors on the date hereof and are not employees of the Company.

        Parent has informed the Company that it will choose the Parent designees from the persons listed below. If necessary, Parent may choose additional or alternative Parent designees, subject to the requirements of Rule 14f-1. Parent had informed the Company that each of the Parent designees has consented to act as a director, if so designated. Unless otherwise indicated below, the business address of each Parent designee is 4015 Miranda Avenue, 2nd Floor, Palo Alto, CA 94304. The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of the Parent designees are set forth below. Where no date is shown, the individual has occupied the position indicated for the past five years. None of the Parent designees listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Bryan M. Taylor	33	Director of Parent and Purchaser. Managing Director of Symphony Technology Group. Member of The Valent Group, LLC (January 2000-January 2002). Manager of Bain & Company Inc. (August 1992-January 2000).
William F. Chisholm	34
		Director and Executive Vice President of Parent and Purchaser. Partner of Symphony Technology Group. Member of The Valent Group, LLC (January 2000-January 2002). Manager of Bain & Company Inc. (August 1996-January 2000).
Steven Chang	30
		Director of Parent. Principal of Tennenbaum Capital Partners, LLC. Principal of Barnard & Co., LLC (November 1997-December 2002). Mr. Chang's business address is 11100 Santa Monica Boulevard, Suite 210, Los Angeles, CA 90025.
Howard M. Levkowitz	36	Director of Parent. Managing Partner and Portfolio Manager of Tennenbaum Capital Partners, LLC. Mr. Levkowitz's business address is 11100 Santa Monica Boulevard, Suite 210, Los Angeles, CA 90025.

        Parent has advised the Company that none of the Parent designees or any of their affiliates beneficially owns any equity securities of the Company (or any right to acquire any such equity securities) nor has any such Parent designee been involved in any transaction with the Company or any of its directors, officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than with respect to transactions between Parent and the Company that have been described in the Schedule TO or the Schedule 14D-9. In addition, Parent has advised the Company that none of the Parent designees (i) is currently a director of, or holds any position with, the Company or (ii) has a familial relationship with any director or officer of the Company or with any other Parent designee.

        It is expected that the Parent designees will assume office following consummation of the Offer, which cannot be earlier than October 10, 2003.

Certain Information Concerning the Company

        The common stock, $.01 par value per share ("Company Common Stock"), is the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of Company Common Stock is entitled to one vote. On September 4, 2003, there were 30,280,639 shares of Company Common Stock issued and outstanding. Parent and Purchaser own no shares of Company Common Stock as of the date hereof.

INFORMATION CONCERNING DIRECTORS AND
EXECUTIVE OFFICERS OF THE COMPANY

Directors and Executive Officers

        The By-laws of the Company provide that the number of directors of the Company shall not be less than five nor more than fifteen and will be determined from time to time by resolution of the Board of Directors. The number of directors is currently set at nine. The Certificate of Incorporation of the Company provides for a classified Board of Directors consisting of three classes (as nearly equal in number as possible) and that the directors will be elected to hold office for terms of three years or until their successors are elected and qualified. By resolution, all non-employee directors elected or appointed to the Board of Directors after May 20, 1999 shall be limited to a maximum number of four three-year terms (a total of 12 years). Those directors are identified below.

Name	Age	Positions with Company, Business Experience and Other Positions
James G. Andress	64	Director since November 1989; Current Chairman of the Executive Committee and current member of the Compensation Committee; President and Chief Operating Officer of the Company from March 1994 to September 1995; Chief Executive Officer from May 1990 to September 1995; Vice Chairman from July 1993 until March 1994; Chairman, Director and Chief Executive Officer of Warner-Chilcott PLC from November 1996 to November 2000; Director of Sepracor, Inc., Option Care, Inc., Xoma Corporation, Allstate Corporation and Dade-Behring, Inc.
William B. Connell	63
		Director since August 1999; Current Chairman of the Compensation Committee and current member of the Audit Committee; Chairman of EDB Holdings, Inc. since 1994; Director of The Remington Products Company and Aurora Foods.
Joseph P. Durrett	57
		Chairman of the Board of Directors, Chief Executive Officer and President of the Company since April 1999; Current member of the Executive and Nominating Committees; President and Chief Executive Officer of Broderbund Software Inc. from October 1996 to December 1998; Chief Operating Officer of Advo, Inc. from September 1992 to July 1996.
Bruce A. Gescheider	56
		Director since August 1999; Current Chairman of the Nominating Committee and current member of the Compensation Committee; President of Moana Nursery since January 2002; President and CEO of ACCO World Corporation from 1997 to 2000; President and CEO of ACCO North America from 1991 to 1997.

Eileen A. Kamerick	44
		Director since May 2002; Current member of the Audit Committee; Executive Vice President and Chief Financial Officer of Bcom3, a subsidiary of Publicis Groupe, since September 2001; Executive Vice President and Chief Financial Officer of United Stationers, Inc. from October 2000 to September 2001; Vice President and Chief Financial Officer of BP Amoco America (following merger of British Petroleum p.l.c. and Amoco Corporation) from December 1998 to September 2000; Vice President and Treasurer of Amoco Corporation from June 1998 to December 1998; Vice President and General Counsel of GE Capital—Auto Financial Services from 1996 to May 1998.
John D.C. Little, Ph.D	75
		Director since 1985; Current member of the Compensation Committee; Institute Professor, Massachusetts Institute of Technology since 1989 (professor since 1962); Co-Founder and Chairman of Management Decision Systems, Inc. from 1967 to 1985; Co-Founder and Director of InSite Marketing Technology from 1997 to 1999.
Leonard M. Lodish, Ph.D	59
		Director since 1985; Current member of the Executive Committee; Samuel R. Harrell Professor since 1986, Vice Dean, Wharton West since 2001, and Chairman of the Global Consulting Practicum since 1978, all at the Wharton School of Business, University of Pennsylvania; Director of Franklin Electronic Publishers, Inc. and J&J Snack Foods Corp.
Raymond H. Van Wagener, Jr	51
		Director since August 1999; Current Chairman of the Audit Committee; Chief Executive Officer of dbDoctor, Inc. since January 2001; Independent Consultant for Internet and consumer technology services from February 1999 to December 2000; Chief Executive Officer of Infobeat, Inc. from January 1997 to January 1999; Vice President and General Manager of Procter & Gamble (Asia) from 1992 to 1998.
Thomas W. Wilson, Jr	71
		Director since August 1991; Current member of the Executive Committee; Chief Executive Officer of the Company from November 1998 to April 30, 1999; Chairman of the Board of Directors of the Company from April 1995 to April 30, 1999; Senior Partner of McKinsey & Company, management consultants, from 1973 until 1990 (retired); Director of Park City Group, Inc.

Committees of the Board of Directors, Meetings and Compensation of Directors

        During 2002, the Board of Directors met on five occasions. All members attended at least 75% of the Board of Directors' meetings and their respective Committee meetings. The Board of Directors also met telephonically on an informal basis on numerous occasions throughout 2002. The Board of Directors maintains an Executive Committee, Audit Committee, Compensation Committee and Nominating Committee.

        The Executive Committee is empowered to exercise the authority of the Board of Directors in the management of the business and affairs of the Company between the meetings of the Board of Directors, except as provided by the By-laws or limited by the provisions of the DGCL. The Executive Committee did not meet during 2002.

        The Audit Committee recommends to the Board of Directors the appointment of the independent auditors for the following year and reviews the scope of the audit, the independent auditors' report and the auditors' comments relative to the adequacy of the Company's system of internal controls and accounting policies. The Audit Committee met during 2002 on four occasions. Each member of the Audit Committee satisfies the independence requirements established by Rule 4200 (a)(15) of the NASD listing standards.

        The Compensation Committee is responsible for reviewing and approving salaries and other compensation for the Company's executive officers. The Compensation Committee met during 2002 on two occasions.

        The Nominating Committee is responsible for identifying potential candidates to serve on the Board of Directors, considering the appropriateness of nominations made by others and making recommendations to the Board of Directors regarding potential candidates. The Nominating Committee met during 2002 on one occasion.

        Directors of the Company who are also employees do not receive any fee or remuneration for services as members of the Board of Directors or of any Committee of the Board of Directors. Pursuant to the Company's 1996 Stock Plan for Independent Directors, non-employee Directors are issued shares of Company Common Stock in lieu of 75 percent of the cash retainer otherwise payable for his or her services on the Board. Pursuant to this plan, each non-employee Director who served for all of 2002 received 2,841 shares of Company Common Stock for services rendered in 2002 and an annual cash retainer fee of $5,250. Each non-employee director also receives a $1,000 cash attendance fee for each board meeting attended in person. Each non-employee Director who serves on a committee (excluding the Chairperson) receives an additional annual cash fee of $2,500 for each committee on which he/she serves. Chairpersons of such committees each receive an annual cash fee of $5,000 for each committee on which he/she serves as Chairperson. Each non-employee committee member also receives a $500 cash attendance fee for each committee meeting attended in person or telephonically. Total cash fees for committee membership, attendance fees and the cash portion of the annual retainer paid during 2002 to non-employee Directors were as follows: James G. Andress—$15,518; William B. Connell—$18,518; Bruce A. Gescheider—$18,018; Eileen A. Kamerick—$6,880; John D. C. Little, Ph.D.—$15,018; Leonard M. Lodish, Ph.D.—$14,018; Raymond H. Van Wagener, Jr.—$14,768; and Thomas W. Wilson, Jr.—$15,268.

        Each non-employee Director also receives an annual grant of 2,500 stock options. During 2002, the Company granted options to purchase 5,000 shares of Company Common Stock to each of the non-employee Directors for their service in 2002 and 2003. The exercise price of these options was $10.00, the market value of Company Common Stock on the date of grant.

        In 2000, the Company adopted the Information Resources, Inc. Directors Deferred Compensation Plan, pursuant to which directors were provided the opportunity to defer the cash and/or stock portions of their director fees. In August 2002, the Board of Directors elected to terminate the Directors Deferred Compensation Plan effective January 15, 2003. All cash and stock deferred under this plan were paid to participating directors in a lump sum in cash in early 2003.

EXECUTIVE COMPENSATION

        The following information regarding compensation is given with respect to (i) the Company's Chief Executive Officer during 2002, and (ii) the four other highest paid executive officers of the Company who served as executive officers at year end 2002.

Report on Executive Compensation

        The Compensation Committee (the "Committee") is responsible for reviewing and approving the annual salary, bonus and other compensation of the Company's executive officers. The Committee also makes recommendations with respect to stock option grants to the Company's executive officers. The Committee is composed entirely of outside directors.

        The goals of the Company's compensation programs are to align executive compensation with the Company's performance and to attract, retain and reward executive officers who contribute to the Company's success within a highly competitive information and technology industry. The programs are intended to support the goal of increasing stockholder value by achieving specific financial and strategic objectives.

        The Committee has considered the potential impact of Section 162(m) of the Internal Revenue Code on executive compensation in future years. Section 162(m) disallows a tax deduction by any publicly held corporation for individual compensation exceeding $1 million in any taxable year for a Named Executive Officer, unless compensation is performance based. The Committee has determined that, while Section 162(m) should be given consideration in compensating executive officers, the Committee's compensation philosophy should not be arbitrarily altered in order to limit or maintain executive compensation within the Section 162(m) deduction limit. The Committee has, however, determined that it will make every reasonable effort, consistent with sound executive compensation principles and the needs of the Company, to permit all amounts paid to the Named Executive Officers to be deductible by the Company.

  Compensation of Executive Officers Generally

        The Company's fundamental compensation philosophy is to relate the total compensation package for an executive officer directly to his or her contribution to the Company's performance objectives. Each executive's incentive, or "at risk," compensation is typically directly tied to the achievement of both Company and individual objectives, including both quantitative and qualitative objectives. The performance objectives of each executive officer differ depending upon individual roles and responsibilities within the management group and typically include performance objectives for both the Company and a business unit or function for which the executive officer has direct involvement. Certain elements of compensation for individual executive officers are also dictated by employment agreements that are in place.

        In 2002, the Committee emphasized financial, strategic and growth oriented objectives. It generally based its determination of executive performance upon the achievement of the following pre-established objectives: (i) improvement of the Company's earnings per share; and (ii) development and execution of additional growth initiatives.

        For the year ended December 31, 2002, the Company reported a net loss of $13.0 million or $.44 per share for 2002 compared to a net loss of $3.9 million or $.13 per share for 2001. The Company's 2002 net loss included a $7.1 million or $.24 per share charge for the cumulative effect of a change in accounting for goodwill. Revenue of $554.8 million was down slightly from prior year. Revenue from the Company's U.S. business declined 2% for the year compared to 2001 while International revenue was up 6% over 2001 in U.S. dollars and 1% in local currencies.

        The Company's executive compensation package consists of three principal components: (i) base salary; (ii) potential for an annual cash bonus; and (iii) the opportunity to earn stock option grants and/or allocations of stock under the Company's Nonqualified Defined Contribution Plan. The Company generally seeks to position its compensation package for each executive position at a level which, for outstanding performance, is at or somewhat above industry average. In addition, the Company strives to make as much of the total compensation mix as possible variable, based on performance.

        Salary.    The Committee reviews each executive officer's salary annually. In determining appropriate salary levels, the Committee considers the level and scope of responsibility, experience, and Company and individual performance compared to the preceding year, contractual provisions in employment and other agreements, as well as competitive market data on salary levels. On November 1, 2002, five of the six executive officers received salary increases based on their 2001 performance. All executive officers voluntarily delayed their merit increases on May 1, 2002 by six months and, therefore had not received increases during the prior 18 months. Specifically, on November 1, 2002, three executive officers received a three percent increase, one executive officer received a three and a half percent increase and one executive officer received a four percent increase. Further, one executive officer received a one time lump sum payment of $10,000 for assuming additional responsibilities. On March 3, 2003, the Committee decided that no merit increases would be granted in 2003 based on 2002 business results to any executive officers, division presidents or other employees who report directly to the CEO.

        In 1999, the Company adopted the Information Resources, Inc. Executive Deferred Compensation Plan to provide certain employees of the Company with an opportunity to accumulate additional financial security by deferring compensation amounts in excess of the amount which may be deferred under the Company's 401(k) Retirement Savings Plan. Participation in the Executive Deferred Compensation Plan was limited to executives of the Company at the Senior Vice-President level and above or any other executive of the Company approved by the committee charged with administering the plan. The Company adopted the plan to aid in attracting and retaining executives of exceptional ability. Five of the six executive officers of the Company participated in the Executive Deferred Compensation Plan in 2002. In August 2002, the Board of Directors elected to terminate the Executive Deferred Compensation Plan, effective January 15, 2003. All amounts deferred under this Plan were paid to participants in a lump sum in cash on January 31, 2003.

        Cash Bonuses.    During fiscal year 2002, each executive officer of the Company was eligible for a target annual incentive bonus calculated by the Committee as a percentage of the officer's base salary. Target bonus is defined as the payment earned if an officer achieves 100% of his/her objectives including Company and individual objectives. The Company's bonus plan allows for the payment of adjusted (i.e. lower or higher) amounts based on the comparison of results against objectives. For 2002, bonus targets ranged from 28% to 60% of an executive officer's salary. In determining the cash bonuses, the Committee considered Company financial performance as the sole measure of performance. For 2002, one executive officer received a special discretionary cash bonus equal to 29% of the officer's target bonus in consideration for special performance, while the remaining five executive officers received no cash bonus for 2002 performance.

        Option Grants.    The Compensation Committee is responsible for determining the executive officers to whom stock option grants should be made, the timing of the grants, the exercise price per share and the number of shares subject to each option. The Compensation Committee has final approval of option grants made to executive officers. Stock options granted to executive officers generally vest over a four-year period and are typically granted with an exercise price equal to the fair market value of Company Common Stock as of the date of grant. The ultimate value of stock options is directly tied to change in the value of a share of Company Common Stock. The Committee also considers the amount and terms of options already held by a particular officer, the role of each executive in accomplishing the Company's performance objectives and the highly competitive nature of the Company's industry. In March 2002, the Company awarded stock options to six executive officers for 2001 performance. The strike price on these awards was $8.25. In 2003 no executive officer will receive any stock option awards for 2002 performance.

        Stock Allocations Pursuant to Nonqualified Defined Contribution Plan.    In the fourth quarter of 1999, the Company adopted the Information Resources, Inc. Nonqualified Defined Contribution Plan (the "Defined Contribution Plan") in order to better align the interests of employees of the Company and its affiliates with the interests of the Company's stockholders. No Company stock was allocated to executive officers under the Defined Contribution Plan in 2002.

        The Committee believes that stock based incentives for executive officers are an important feature of the Company's executive compensation package. The Committee believes that stock based incentives directly motivate an executive to maximize long-term stockholder value and provide the executive officer with the opportunity to share in the appreciation of the value of the stock of the Company.

        Compensation of the Chief Executive Officer.    During 2002, the office of Chief Executive was served by Mr. Joseph P. Durrett, who also holds the title of Chairman and President. During 2002, the Company compensated Mr. Durrett utilizing the same philosophy and general criteria used for other executive officers as described above. Mr. Durrett's principal quantitative performance objectives included specific earnings per share targets, as well as other strategic objectives including new business initiatives.

        During 2002, Mr. Durrett received $540,750 of salary and no cash bonus based on his achievement of Company financial and personal objectives in 2002. Mr. Durrett received a three percent salary increase in November of 2002 based on 2001 performance. Mr. Durrett's 2002 salary increase for 2001 performance was delayed six months from May 1, 2002 to November 1, 2002, and he therefore received no merit increase for 18 months. In 2003, Mr. Durrett will receive no merit increase based on 2002 Company financial performance. In March 2002, Mr. Durrett received 125,000 stock options at a strike price of $8.25 based on his 2001 performance. Mr. Durrett will not receive any stock options in 2003 based on 2002 performance.

        The foregoing report has been approved by the current members of the Compensation Committee.

The Compensation Committee
William B. Connell, Chairman James G. Andress Bruce A. Gescheider John D.C. Little

Summary Compensation Table

        The following table sets forth all compensation to the Named Executive Officers for services rendered to the Company for the Company's last three fiscal years:

Long Term Compensation Awards
Annual Compensation
Name and Principal Position						Restricted Stock Award(s)	Securities Underlying Options/SARs		All Other Compensation(1)
	Year	Salary		Bonus
Joseph P. Durrett Chief Executive Officer, President and Chairman of the Board	2002 2001 2000	$527,181 525,000 525,000		$44,000 179,000 148,160	(2) (3) (4)	0 0 0	125,000 75,000 225,000	(5) (5)	$61,335 59,138 4,725	(6) (7)
Andrew G. Balbirer Chief Financial Officer	2002 2001 2000	339,404 333,450 276,250	(8)	0 53,352 70,000	(9)	0 0 0	70,000 55,000 175,000	(10)	4,950 4,725 344,729	(11)
Timothy S. Bowles(12) Group President, International Services	2002 2001 2000	290,626 274,949 277,259		0 26,300 58,300		0 0 0	25,000 25,000 50,000		46,087 43,522 45,587	(13) (14) (15)
Edward C. Kuehnle Group President, North American Services	2002 2001 2000	325,336 321,324 312,977		0 100,000 44,000		0 0 0	35,000 50,000 15,000		13,720 22,560 74,459	(16) (17) (18)
Monica M. Weed Executive Vice President, General Counsel and Corporate Secretary	2002 2001 2000	200,492 196,335 183,545		0 24,000 20,000		0 0 0	20,000 35,000 20,000		4,950 52,161 4,842	(19) (20)

(1)
Except as otherwise noted, represents contributions made by the Company to the Information Resources, Inc. 401 (k) Retirement Savings Plan.

(2)
This amount represents a guaranteed payment under Mr. Durrett's employment agreement.

(3)
$44,000 of this amount represents a guaranteed payment under Mr. Durrett's employment agreement. The balance, $135,000, represents bonus paid to Mr. Durrett for 2001 performance.

(4)
$44,000 of this amount represents a guaranteed payment under Mr. Durrett's employment agreement. The balance, $104,160, represents bonus paid to Mr. Durrett for his 2000 performance.

(5)
Options granted pursuant to terms of employment agreement.

(6)
Mr. Durrett received perquisites valued at $56,385 in 2002 for reimbursement of living expenses.

(7)
Mr. Durrett received perquisites valued at $54,413 in 2001 for reimbursement of living expenses.

(8)
Mr. Balbirer joined the Company and the executive management team in February 2000; therefore his salary for 2000 is prorated for the period of time he was actually employed by the Company.

(9)
Minimum of $70,000 bonus guaranteed as part of employment contract.

(10)
Options granted February 18, 2000 pursuant to terms of employment agreement.

(11)
In 2000, 50,000 shares of Company stock were allocated to a stock account maintained for the benefit of Mr. Balbirer pursuant to the Company's Nonqualified Defined Contribution Plan. The

  value of such shares, $343,750, is based upon the fair market value of the Company's stock, $6.875, on February 18, 2000, the date of grant.

(12)
Mr. Bowles is compensated in British Pounds. Salary and All Other Compensation amounts represent translation into U.S. Dollars as of December 31, 2002 based on an average exchange rate for the year.

(13)
Mr. Bowles received perquisites valued at $46,087 in 2002, consisting of contributions to a pension fund on behalf of Mr. Bowles ($29,063) and a company car and reimbursement of related car expenses ($17,024).

(14)
Mr. Bowles received perquisites valued at $43,522 in 2001, consisting of contributions to a pension fund on behalf of Mr. Bowles ($27,316) and a company car and reimbursement of related car expenses ($16,206).

(15)
Mr. Bowles received perquisites valued at $45,587 in 2000, consisting of contributions to a pension fund on behalf of Mr. Bowles ($27,725) and a company car and reimbursement of related car expenses ($17,862).

(16)
Mr. Kuehnle received perquisites valued at $8,770 in 2002 for reimbursement of relocation expenses.

(17)
Mr. Kuehnle received perquisites valued at $17,835 in 2001 for reimbursement of relocation expenses.

(18)
Mr. Kuehnle received perquisites valued at $69,734 in 2000 for reimbursement of relocation expenses.

(19)
Ms. Weed received perquisites valued at $40,491 in 2001 for reimbursement of educational expenses incurred in 2000 and 2001.

(20)
Ms. Weed received perquisites valued at $10,117 in 2000 for reimbursement of educational expenses incurred in 1999.

Stock Option/SAR Grants in Last Fiscal Year

        The following table sets forth certain information regarding stock options and stock appreciation rights (SARs) granted in 2002 for each of the Named Executive Officers:

	Individual Grants
	Number of Securities Underlying Options/SARs Granted(1)				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
		Percent of Total Options/SARs Granted to Employees in Fiscal Year
Name			Exercise Price(2)	Expiration Date
					5%	10%
Joseph P. Durrett	125,000	9.82	8.25	03/14/2012	$648,548	$1,643,547
Andrew G. Balbirer	70,000	5.50	8.25	03/14/2012	363,187	920,386
Timothy S. Bowles	25,000	1.96	8.25	03/14/2012	129,710	328,709
Edward C. Kuehnle	35,000	2.75	8.25	03/14/2012	181,593	460,193
Monica M. Weed	20,000	1.57	8.25	03/14/2012	103,768	262,968

(1)
Unless indicated otherwise, represents stock options.

(2)
Represents the fair market value of Company Common Stock on the date of grant.

(3)
The amounts shown under these columns are the result of calculations at the 5% and 10% rates required by the Securities and Exchange Commission and are not intended to forecast future appreciation of the price of Company Common Stock.

Aggregated Options/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

        The following table sets forth certain information regarding stock options and SARs exercised during 2002 for each of the Named Executive Officers:

			Number of securities underlying unexercised options/SARs at fiscal year end		Value of unexercised in-the-money options/SARs at fiscal year end(1)
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Joseph P. Durrett	0	0	714,000	311,000	0	0
Andrew G. Balbirer	0	0	72,084	227,916	0	0
Timothy Bowles	0	0	116,250	73,750	0	0
Edward C. Kuehnle	0	0	110,000	90,000	0	0
Monica M. Weed	0	0	39,886	56,250	0	0

(1)
The value of "in-the-money options" represents the difference between the exercise price of such option and the stock price, which was $1.60 per share at the close of business on December 31, 2002.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth information relating to the Company's equity compensation plans and individual compensation arrangements as of December 31, 2002:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(1)
Equity compensation plans approved by security holders	8,913,012	$8.16	1,328,277
Equity compensation plans not approved by security holders	—	—	—
Total	8,913,012	$8.16	1,328,277

(1)
Includes 355,001 shares authorized for issuance under the Company's 2000 Employee Stock Purchase Plan. The Company may either issue such shares or may acquire such shares on the open market or in privately negotiated transactions, depending upon market conditions and other factors.

Stock Performance Graph

        The following graph compares cumulative total stockholder return on Company Common Stock over the past five fiscal years with the cumulative total return of (i) the Standard & Poors 500 Composite Index, and (ii) the Peer Group Index.

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2002

Employment Agreements

        The Company has employment agreements with all five Named Executive Officers.

        Mr. Durrett's agreement provides for: (i) a minimum base salary of $525,000 per year; (ii) bonus, other incentive compensation and general benefits available to other senior officers; (iii) three equal annual supplemental bonuses of $44,000 each payable in 2000, 2001 and 2002 as long as Mr. Durrett is employed by the Company on the date of payout; (iv) supplemental executive retirement plan ("Durrett SERP") benefit in the amount of $1,614,000 payable on an annual basis over 18 years, provided Mr. Durrett meets the vesting and age requirements of the Durrett SERP; (v) stock option grants as follows, as long as Mr. Durrett is employed by the Company on the date of grant: 250,000 stock options at fair market value on April 30, 1999; 350,000 stock options on May 20, 1999 at an exercise price equal to $8.375; 225,000 stock options on or before May 20, 2000 at an exercise price equal to $12.00 per share; and 75,000 stock options at fair market value on January 30, 2001; and (vi) 310,000 shares of Company Common Stock, subject to certain restrictions as to vesting. Mr. Durrett's agreement also contains restrictive covenants for the benefit of the Company for a period of three years following termination.

        While Mr. Durrett was originally entitled to receive a grant of 300,000 options on or before May 20, 2000, the Company determined that it did not have an adequate number of options available at that time to provide Mr. Durrett with this full grant. As a result, Mr. Durrett's agreement was amended to provide for the grant of 225,000 stock options in May 2000 with an exercise price of $12.00 and 75,000 stock options on January 30, 2001 at an exercise price of $4.2813, the then current fair market value.

        If Mr. Durrett's agreement is terminated by the Company without Cause or by Mr. Durrett for Good Reason, Mr. Durrett is entitled to receive his base salary for a period of three years following the termination date, certain pro rated bonus payments, and the right to continue to participate in certain benefit plans for three years following termination. Similarly, if Mr. Durrett's employment is terminated within six months after a Change of Control, other than for Cause, he is entitled to receive such severance benefits for three years.

        If a Change of Control occurs after the second anniversary of Mr. Durrett's employment and Mr. Durrett's employment terminates for any reason other than Cause within six months after the Change in Control, all vested and unvested options held by Mr. Durrett will immediately vest and remain exercisable for a period of two years after termination of his employment. Mr. Durrett has been employed with the Company since 1999. If Mr. Durrett's employment is terminated due to his death or disability, all unvested options will immediately vest and be exercisable by Mr. Durrett or his estate for 24 months after his death or termination of employment. If Mr. Durrett terminates his employment for Good Reason, all stock options then held by him continue to vest and remain exercisable in accordance with their original vesting schedule. If the Company terminates Mr. Durrett's employment without Cause, all vested options held by Mr. Durrett on the date of termination will remain exercisable for a period of 24 months after such termination. If the Company terminates Mr. Durrett's employment for Cause, all vested options shall remain exercisable for 30 days after such termination.

        Mr. Durrett will be entitled to receive the full benefits specified in the Durrett SERP upon the termination of his employment provided (a) his employment has not been terminated for Cause; (b) he has not breached the restrictive covenants in his employment agreement; and (c) he has met all of the vesting and age requirements specified in the Durrett SERP as of the date of his employment termination. Upon Mr. Durrett's termination of employment following a Change of Control (other than a termination for Cause), Mr. Durrett will be entitled to receive a lump sum payment equal to the present value of the Durrett SERP benefit regardless of whether he has met the vesting and age requirements specified in the Durrett SERP as long as he has not breached the restrictive covenants specified in his employment agreement.

        Mr. Balbirer's agreement provides for: (i) a minimum base salary of $325,000 per year; (ii) participation in the Company's bonus plan; and (iii) the right to participate in all benefit plans applicable to similarly situated executives of the Company and to receive all other benefits or perquisites generally provided to other executives of the Company. Mr. Balbirer is also a participant in a supplemental executive retirement plan ("Key Executive SERP"), pursuant to which he is entitled to receive a lump sum payment of $1,000,000 upon the termination of his employment provided (a) his employment has not been terminated for Cause; (b) he has not breached the restrictive covenants in his employment agreement; and (c) as of the date of his employment termination, he has met all of the vesting and age requirements specified in the Key Executive SERP, including the requirement for five years of additional service from November 1, 2002. Upon Mr. Balbirer's termination of employment following a Change of Control (other than a termination for Cause), Mr. Balbirer will be entitled to receive a lump sum payment equal to the present value of the Key Executive SERP benefit, regardless of whether he has met the vesting and age requirements specified in the Key Executive SERP, as long as he has not breached the restrictive covenants specified in his employment agreement.

        Mr. Kuehnle's agreement provides for: (i) a minimum base salary of $317,200 per year; (ii) participation in the Company's bonus plan; and (iii) the right to participate in all benefit plans applicable to similarly situated executives of the Company and to receive all other benefits or perquisites generally provided to other executives of the Company. Mr. Kuehnle is also a participant in the Key Executive SERP on the same terms as are applicable to Mr. Balbirer as set forth above.

        As part of Mr. Kuehnle's agreement to relocate to the Company's Chicago headquarters in 2000, the following terms apply: (a) Mr. Kuehnle is entitled to receive reimbursement of his mortgage differential for a period of three years; and (b) if Mr. Kuehnle's employment with the Company is terminated by IRI without Cause, his responsibilities are significantly reduced without Cause or he ceases to report directly to the Chief Executive Officer of the Company without Cause (in any case other than in the event of a Change in Control), the Company will reimburse Mr. Kuehnle, in an amount not to exceed $100,000, for his relocation to another location in the U.S. within 1 year after termination of his employment.

        Ms. Weed's agreement provides for: (i) a minimum base salary of $190,155 per year; (ii) participation in the Company's bonus plan; and (iii) the right to participate in all benefit plans applicable to similarly situated executives of the Company and to receive all other benefits or perquisites generally provided to other executives of the Company.

        The following severance terms are contained in the employment agreements for each of Mr. Balbirer, Mr. Kuehnle and Ms. Weed (each referred to below as the "Executive"):

        If the Company terminates the agreement for Cause, the Company shall have no further liability to the Executive except for accrued salary and other compensation owed to the Executive at the time of termination. If the Company terminates the agreement other than for Cause or Disability and except in the case of a Change in Control, the Executive is entitled to receive: (i) his/her base salary for a period of 12 months following the termination date; (ii) a prorated bonus for the year in which the termination occurs based upon the Executive's targeted bonus amount for that year; (iii) continuation of the medical, dental, hospitalization, prescription drug and life insurance coverage and benefits provided to the Executive immediately prior to the date of termination for a 12-month period after the termination date; (iv) continued vesting of all unvested stock options during this 12-month period; and (v) reimbursement of executive outplacement services for up to one year, not to exceed $20,000.

        Mr. Bowles' employment agreement was amended and restated as of May of 2000 to reflect that Mr. Bowles is employed by the Company's majority-owned subsidiary, IRI InfoScan Ltd. ("IRI InfoScan") rather than the Company and to amend the provisions related to Change in Control (as defined in the agreement) to mirror the provisions regarding Change in Control contained in the employment agreements of the Company's other executive officers (see below). Mr. Bowles' agreement provides for: (i) a minimum base salary of £154,650 (British Pounds) per year; (ii) participation in IRI InfoScan's bonus plan; (iii) an annual pension contribution equal to 10% of Mr. Bowles' base salary; and (iv) the right to participate in all benefit plans applicable to senior officers of IRI InfoScan. Mr. Bowles' status as an Executive Officer was terminated when he resigned from his position as Group President, International Operations, effective as of January 8, 2003, although he remains a full-time employee of IRI InfoScan.

        If Mr. Bowles' agreement is terminated without Cause other than following a Change in Control, all unvested options held by Mr. Bowles shall immediately vest as of the date of termination and shall be exercisable by Mr. Bowles or his estate for a period of 13 months following termination. If Mr. Bowles terminates his agreement for Good Reason other than following a Change in Control, Mr. Bowles is entitled to receive: (i) his base salary for a period of 12 months following the termination date; (ii) the right to continue to participate, during the 12-month period following termination, in those employee benefit plans in which Mr. Bowles was participating immediately prior to his termination; and (iii) all unvested options shall continue to vest during this 12-month period. If IRI InfoScan terminates Mr. Bowles' employment for Cause, IRI InfoScan shall have no further liability to Mr. Bowles except for accrued salary and other compensation owed to Mr. Bowles at the time of termination. If Mr. Bowles' employment with IRI InfoScan is terminated within 24 months following a Change in Control either by IRI InfoScan without Cause or by Mr. Bowles for Good Reason, the Change in Control terms set forth below shall apply.

        The following terms regarding termination of employment following a Change in Control are contained in the employment agreements for each of Mr. Balbirer, Mr. Bowles, Mr. Kuehnle and Ms. Weed (each referred to below as the "Executive"):

        If the Executive's employment with the Company (or IRI InfoScan, in the case of Mr. Bowles) is terminated within 24 months following a Change in Control either by the Company (or IRI InfoScan, in the case of Mr. Bowles) without Cause or by the Executive for Good Reason, the Executive is entitled to receive: (i) an amount equal to two times the sum of (A) the executive's base salary (at the rate in effect on the date of termination or, if greater, at the rate in effect immediately prior to the Change in Control), and (B) the greater of the highest bonus amount paid or payable to Executive in any of the three full fiscal years of the Company (or IRI InfoScan, in the case of Mr. Bowles) immediately preceding the date of termination or the Executive's targeted bonus amount for the year in which the date of termination occurs; (ii) continuation of the medical, dental, hospitalization, prescription drug and life insurance coverage and benefits provided to the Executive immediately prior to the Change in Control for a 24-month period after the termination of Executive's employment; (iv) immediate vesting of all unvested stock options and continued exercisability for all stock options during this 24-month period unless the options sooner expire by their terms; (v) reimbursement of executive outplacement services for up to one year, not to exceed $20,000; and (vi) within 10 days after the date of termination, an amount in a single cash payment equal to two times the amount of the Company matching contribution payable on the Executive's behalf to the Company's 401(k) Plan or, in Mr. Bowles' case, a single cash payment equal to two times the amount of IRI InfoScan's annual contribution payable on Mr. Bowles' behalf to IRI InfoScan's Group Pension Scheme.

        The employment agreements for each of Mr. Balbirer, Mr. Bowles, Mr. Kuehnle and Ms. Weed contain restrictive covenants for the benefit of the Company (or IRI InfoScan, in the case of Mr. Bowles) for a period of two years following termination of employment with the Company (or IRI InfoScan, in the case of Mr. Bowles).

REPORT OF THE AUDIT COMMITTEE

        The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

        The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards. In addition, the Committee has discussed with the independent auditors the auditors' independence from management and the Company including the matters in the written disclosures required by the Independence Standards Board and considered the compatibility of non-audit services with the auditor's independence.

        The Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Committee held four meetings during fiscal year 2002.

        In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2002 for filing with the Securities and Exchange Commission. The Committee and the Board have also recommended the selection of the Company's independent auditors.

        The foregoing report has been approved by the current members of the Audit Committee.

The Audit Committee
Raymond H. Van Wagener, Jr., Chairman James G. Andress William B. Connell Eileen A. Kamerick

OWNERSHIP OF SECURITIES

        The following table shows the total number and percentage of shares of Company Common Stock beneficially owned as of June 30, 2003, by each person who is known to be the beneficial owner of more than 5% of Company Common Stock:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class(1)
Joseph L. Harrosh 40900 Grimmer Blvd. Fremont, CA 94538	2,950,150	(2)	9.83
Benson Associates, LLC 111 Southwest Fifth Avenue, Suite 2130 Portland, OR 97204	2,587,075	(3)	8.62
Dimensional Fund Advisors Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	1,999,892	(4)	6.66

        The following table shows the total number and percentage of shares of Company Common Stock beneficially owned as of June 30, 2003 by (i) each director of the Company, (ii) each executive officer named in the Summary Compensation Table (the "Named Executive Officers"), and (iii) all current directors and current executive officers as a group. The address for the directors and Named Executive Officers is the principal office of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(5)(6)(7)	Percent of Class(1)
James G. Andress	54,366	*
Andrew G. Balbirer	213,812	*
Mark A. Tims	93,000	*
William B. Connell	15,833	*
Joseph P. Durrett	1,146,110	3.82
Bruce A. Gescheider	9,519	*
Eileen A. Kamerick	4,891	*
Edward C. Kuehnle	179,935	*
John D.C. Little, Ph.D	219,050	*
Leonard M. Lodish, Ph.D	76,375	*
Raymond H. Van Wagener, Jr	8,519	*
Monica M. Weed	87,222	*
Thomas W. Wilson, Jr	143,992	*
All current directors and current executive officers as a group (14 persons)	2,252,624	7.50

*
Less than 1%.

(1)
Based on 30,018,050 shares outstanding on June 30, 2003.

(2)
Number of shares is based upon information set forth in a Schedule 13G/A filed by Joseph L. Harrosh with the SEC on February 5, 2003.

(3)
Number of shares is based upon information set forth in a Schedule 13F-HR filed by Benson Associates, LLC with the SEC on July 2, 2003.

(4)
Number of shares is based upon information set forth in a Schedule 13F-HR/A filed by Dimensional Fund Advisors Inc. with the SEC on April 15, 2003.

(5)
Unless otherwise indicated, each person has sole voting and investment power with respect to all such shares. The number of shares disclosed for the following individuals includes stock options which are exercisable within 60 days of March 20, 2003 in the following amounts: (i) James G. Andress—44,375 options; (ii) Andrew G. Balbirer—152,917 options; (iii) Mark A. Tims—73,000 options; (iv) William B. Connell—4,375 options; (v) Joseph P. Durrett—819,500 options; (vi) Bruce A. Gescheider—4,375 options; (vii) Eileen A. Kamerick—1,250 options; (viii) Edward C. Kuehnle—121,250 options; (ix) John D.C. Little, Ph.D.—29,928 options; (x) Leonard M. Lodish, Ph.D.—52,033 options; (xi) Raymond H. Van Wagener, Jr.—4,375 options; (xii) Monica M. Weed—49,605 options; (xiii) Thomas W. Wilson, Jr.—129,375 options; and (xiv) all current directors and current officers as a group—1,451,108 options.

(6)
Amounts include stock held for the benefit of the named individual in the Company's 401(k) Retirement Savings Plan as of March 20, 2003 in the following amounts: (i) Andrew G. Balbirer—954 shares; (ii) Joseph P. Durrett—1,861 shares; (iii) Edward C. Kuehnle—1,016 shares; (iv) Monica M. Weed—1,117 shares; and (vi) all current directors and current officers as a group—5,747 shares. Amounts also include grants made to the named individual pursuant to the Company's Nonqualified Defined Contribution Plan as of March 20, 2003 in the following amounts: (i) Andrew G. Balbirer—50,000 shares; (ii) Mark A. Tims—20,000 shares; (iii) Edward C. Kuehnle—50,000 shares; (iv) Monica M. Weed—20,000 shares; and (v) all current directors and current officers as a group—155,000 shares.

(7)
Amounts include stock purchased by the named individual pursuant to the Company's Employee Stock Purchase Plan as of March 20, 2003 in the following amounts: (i) Andrew G. Balbirer—7,581 shares; (ii) Joseph P. Durrett—7,162 shares; (iii) Edward C. Kuehnle—5,132 shares; (iv) Monica M. Weed—1,736 shares; and (vi) all current directors and current officers as a group—21,611 shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Securities Exchange Act of 1934 ("Section 16") sets forth certain filing requirements relating to securities ownership by directors, executive officers and ten percent stockholders of a publicly-held company. To the Company's knowledge, the Company's directors and executive officers satisfied all filing requirements in 2002 except that the Company filed the Form 3, Initial Statement of Beneficial Ownership, one day late for Director Eileen Kamerick and the Form 5, Annual Statement of Changes in Beneficial Ownership, eleven days late for each of the Company's directors and executive officers. In making the foregoing disclosure, the Company has relied solely on written representations of its directors and executive officers and copies of the Section 16 reports that they have filed with the SEC.

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  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
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INFORMATION RESOURCES, INC. AND SUBSIDIARIES Historical Profit Trends
INFORMATION RESOURCES, INC. AND SUBSIDIARIES Revenue Summary
INFORMATION RESOURCES, INC. AND SUBSIDIARIES Amortization of Deferred Data Procurement Costs
INFORMATION RESOURCES, INC. AND SUBSIDIARIES Summary of Compensation Expense
  Item 9. Exhibits.
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